
DOCKERS
underground
Journeys



# GENESCO

ANNUAL REPORT | 2004


JOURNEYS
PUMA

## ○ THE BUSINESS OF GENESCO

Founded in 1924, Nashville, Tennessee-based Genesco Inc. (NYSE: GCO) is a leading retailer and wholesaler of branded footwear. It operates more than 1,040 footwear retail stores in the U.S., principally under the names Journeys, Journeys Kidz, Johnston & Murphy, Underground Station and Jarman. Genesco also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers brand. Genesco relies on independent third party manufacturers for the production of its footwear.

## ○ TABLE OF CONTENTS



RETAIL PHOTOS: © CHUN Y. LAI | LIFESTYLE PHOTOS: TONY BAKER



## securities information

Common Stock: New York and Chicago Stock Exchanges

| | fiscal 2004 | | fiscal 2003 | | fiscal 2002 | |
|---|---|---|---|---|---|---|
| | high | low | high | low | high | low |
| QUARTER ENDED MAY 3 | 17.19 | 11.82 | 28.30 | 22.60 | 29.00 | 21.70 |
| QUARTER ENDED AUGUST 2 | 19.30 | 13.63 | 26.00 | 13.10 | 35.00 | 26.59 |
| QUARTER ENDED NOVEMBER 1 | 19.63 | 15.90 | 16.42 | 10.65 | 25.80 | 15.65 |
| QUARTER ENDED JANUARY 31 | 19.83 | 14.30 | 21.22 | 15.68 | 26.10 | 18.20 |

APPROXIMATE NUMBER OF COMMON SHAREHOLDERS OF RECORD: 5,650

○ **THIS ANNUAL REPORT** contains certain forward-looking statements. Actual results could be materially different. For discussion of some of the factors that could adversely affect future results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operation."

## financial highlights

| | 2004 | 2003 | % Change |
|---|---|---|---|
| **FOR THE YEAR:** | | | |
| NET SALES | $837,379,000 | $ 828,307,000 | 1% |
| EARNINGS FROM CONTINUING OPERATIONS | $ 29,618,000 | $ 36,445,000 | -19% |
| NET EARNINGS | $ 28,730,000 | $ 36,280,000 | -21% |
| DILUTED EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS | $ 1.33 | $ 1.47 | -10% |
| DILUTED NET EARNINGS PER SHARE | $ 1.29 | $ 1.47 | -12% |
| **AT YEAR END:** | | | |
| WORKING CAPITAL | $191,324,000 | $ 178,327,000 | 7% |
| LONG-TERM DEBT | $ 86,250,000 | $ 103,245,000 | -16% |
| SHAREHOLDERS' EQUITY | $215,598,000 | $ 182,779,000 | 18% |
| SHARES OUTSTANDING | 21,723,000 | 21,733,000 | 0% |
| BOOK VALUE PER SHARE | $ 9.58 | $ 8.06 | 19% |
| APPROXIMATE NUMBER OF COMMON SHAREHOLDERS OF RECORD | 5,650 | 5,750 | |



○ **Journeys** is a leader in the teen retail scene, with more than 650 stores across the United States, including Puerto Rico and the Virgin Islands. Journeys uses fashion savvy and merchandising science to keep in step with the fast-paced footwear and accessories market for 13- to 22-year-old men and women. Journeys sells a wide variety of hot teen brands including Converse, K-Swiss, Phat Farm, Diesel, Timberland, Lugz, Dr. Martens, Tommy Girl, Puma, Etnies and DC. The Journeys store is more than a retail environment; it's an extension of the customer's lifestyle. From cool lighting to in-store television monitors playing fresh content and the latest music videos, to employees whose lifestyle and self-image match their customers', the Journeys retail environment is designed to reflect its customers' tastes and attitudes every bit as much as the merchandise selection. In addition, Journeys reaches its customer through a direct mail catalog, through the internet at www.journeys.com and through strategic cross-promotions.


JOURNEYS
Kidz
JOURNEYS

○ Launched in 2001 as an extension of the highly successful Journeys footwear retail concept, **Journeys Kidz** is a unique branded kids footwear retailer, targeting customers five to eight years old with trendy footwear styles and accessories from brands including Phat Farm, Diesel, Soda, Converse, K-Swiss, Nike, Reebok, Etnies and Vans. Whether it's the skateboard-style footwear display, the Playstation 2 terminals, or the television monitors playing cartoons and music, Journeys Kidz has a visually exciting atmosphere that is both fun for kids and functional for parents.







○ Craftsmanship, innovation and style are the hallmarks of the **Johnston & Murphy** brand. After 154 years, Johnston & Murphy continues to appeal to successful, affluent men with a broad array of footwear and accessories appropriate for professional working environments. The brand strives to position its 148 signature retail shops and factory stores in locations where it is most convenient for this busy professional to shop, whether at the flagship store on Madison Avenue in New York, a street location on Connecticut Avenue in Washington, D.C., one of eight shops located in


OHNSTON & MURPHY

international airports or at stores in better malls across America. At Johnston & Murphy, world-class service is the defining element of the shopping experience, combining a warm and inviting store environment with a commitment to understand the needs of our consumers and continually exceed their expectations in both product and service. The brand also sells merchandise and promotes its stores through a direct mail catalog, the internet at www.johnstonmurphy.com and through premier specialty and department stores nationwide as well as internationally.

JOHNSTON & MURPHY.





○ **Underground Station** is an emerging mall-based retail concept spreading across the United States. Underground Station markets trendy footwear and apparel to a brand-conscious consumer with a high-fashion mindset who values cutting-edge styles and the latest brands. Currently, Underground Station has more than 130 stores. With a new website, a national print campaign and the latest




underground
Tune In...To The Fashion!

footwear and accessories from brands like Timberland, Phat Farm, Perry Ellis, Fubu, and K-Swiss, Underground Station targets 20- to 35-year-old, culturally diverse, urban male and female customers. Underground Station's up-to-date merchandising entices customers to view the store as a destination to find out about the latest arrivals from the hottest brands.





○ **Dockers Footwear** fills another important niche by offering men aged 30 to 55 superior styling, quality and value in moderately priced casual fashion. Marketed under license from Levi Strauss & Co., Dockers remains one of the nation's most recognized brand names. Offerings range from


DOCKERS

business casual to weekend casual. This lifestyle brand is readily available through many of the same national chains that carry Dockers apparel, and in department and specialty stores across the country.

DOCKERS



HAL N. PENNINGTON
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
GENESCO, INC.

For a long time, Genesco has pursued a simple approach to business: Find a customer with a distinct lifestyle, work to understand that lifestyle better than any other marketer and use that understanding to bring the customer the right footwear and accessories in the right shopping environment. Fiscal 2004 was the kind of year that tests and validates a company's approach to business. For much of the year, a soft retail environment posed challenges to all of our operations. We responded by continuing to work hard, staying close to the customer and doing what we know how to do, while at the same time constantly looking for ways to improve our business. And by the fourth quarter, we saw in improving performance the evidence that our hard work and commitment to our approach to business is the right way.


Station

In the course of the year, we passed a number of significant milestones, signaling the success of our approach to business and positioning us for continued success and future growth. In March 2003, we celebrated our 1,000th store opening, an Underground Station store in Winston-Salem, North Carolina. In September 2003, we marked the opening of our first stores in Alaska with two Journeys stores in Anchorage and one in Fairbanks. At year end, we had 1,046 stores in 48 states, the District of Columbia, the Virgin Islands and Puerto Rico. In February 2004, we completed the successful integration of our Journeys, Underground Station and Jarman retail stores' distribution operations into one facility at the Company's new 320,000 square foot distribution center located in Lebanon, Tennessee, a facility made necessary by our growth in recent years and designed to accommodate our expected future growth in the lifestyle specialty retail segment. In June 2003, a strong cash position, good performance and favorable market conditions enabled us to replace $103 million of long term debt with an $86 million issuance of 4 1/8% convertible debentures due 2023.

This refinancing was an important factor in our ability to take a large step forward in our plan for strategic growth — our acquisition of Indianapolis-based Hat World Corporation, which we completed on April 1, 2004.

Hat World Lids

Over the years, the keys to Genesco's success have included our ability to market to customers with clearly identifiable lifestyles, to roll out retail concepts aggressively and to establish leadership positions in niche markets. We also pride ourselves on a disciplined approach to business, which enables us to execute our strategies with excellence. The fact that Hat World shares all these characteristics with Genesco makes us a perfect fit for each other, both strategically and culturally. We believe that Hat World will enhance the strategic development of the Company and add another powerful growth vehicle to our portfolio of strong specialty retail performers, like Journeys and Underground Station.

This acquisition comes on the eve of another milestone for Genesco. On August 5, 2004, the Company celebrates its 80th anniversary. There are not many companies, public or private, that can claim this distinction. As we move through this current year, we will look to draw on the strengths of our heritage to continue to shape our future.

Perhaps even more than they remind us of our heritage, anniversaries provide a good opportunity to look forward. We move into our ninth decade convinced that our approach to business — identifying customers with distinct lifestyles, understanding their lifestyles and using that understanding to bring them the right footwear and accessories in the right shopping environments — remains a recipe for success. With that customer focus, an emphasis on execution of the fundamentals by some of the best people in our industries, and a commitment to growth, we believe that Genesco's best years lie ahead. We look forward to updating you on our progress in the coming months.

Hal N. Pennington
PRESIDENT AND CHIEF EXECUTIVE OFFICER
GENESCO, INC.

Economic Value Added (EVA)®, which is after-tax operating profit minus a charge for debt and equity capital, provides an operating measure of company and business unit success in creating value for shareholders. EVA shows that shareholder value increases by growing businesses, or acquiring businesses like Hat World Corporation, that earn more than the cost of capital, improving businesses that earn less than the cost of capital and exiting businesses that can't earn the cost of capital. In fiscal 2004, we did not achieve our annual EVA improvement goal. Because everyone at Genesco recognizes the link between EVA improvement, shareholders wealth creation (and, not insignificantly, our own incentive compensation), we are committed to continue growing earnings while tightly managing assets, to meet or exceed our EVA improvement goals.

*EVA is a registered trademark of Stern Stewart & Co.*

## OVERVIEW

The Company is a leading retailer and wholesaler of branded footwear, operating 1,046 retail footwear stores and leased departments throughout the United States and Puerto Rico as of January 31, 2004. The Company also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers brand to nearly 1,000 retail accounts in the United States, including a number of leading department, discount, and specialty stores. On April 1, 2004, the Company acquired Hat World Corporation, a leading retailer of licensed and branded headwear operating 481 stores at January 31, 2004. See "Significant Developments."

During Fiscal 2004, the Company operated four reportable business segments (not including corporate): Journeys, comprised of Journeys and Journeys Kidz retail footwear chains; Underground Station/Jarman Group, comprised of the Underground Station and Jarman retail footwear chains; Johnston & Murphy, comprised of Johnston & Murphy retail operations and wholesale distribution; and Dockers Footwear.

The Journeys retail footwear stores sell footwear primarily for 12-19 year old young men and women. The stores average approximately 1,600 square feet. The Journeys Kidz retail footwear stores sell footwear primarily for younger children, ages five to 12. These stores average approximately 1,400 square feet.

The Underground Station/Jarman retail footwear stores sell footwear primarily for men in the 20-35 age group. For Fiscal 2004, 23% of sales in Underground Station stores were women's shoes. The Company plans to expand and improve its women's business in Underground Station stores. The Underground Station/Jarman stores average approximately 1,500 square feet. In the fourth quarter of Fiscal 2004, the Company made the strategic decision to close 34 Jarman stores over the next twelve months subject to its ability to negotiate lease terminations. These stores are not suitable for conversion to Underground Station stores. The remaining 62 Jarman stores will be converted to Underground Station stores as quickly as it is financially feasible, subject to landlord approval.

Johnston & Murphy retail stores sell a broad range of men's dress and casual footwear and accessories to business and professional consumers primarily between the ages of 25 and 54. These stores average approximately 1,300 square feet and are located primarily in better malls nationwide. Johnston & Murphy shoes are also distributed through the Company's wholesale operations to better department and independent specialty stores. In addition, the Company sells Johnston & Murphy footwear in factory stores located in factory outlet malls. These stores are approximately 2,400 square feet.

The Company was granted the exclusive license to market men's footwear under the Dockers brand name in 1991. The Dockers license agreement expires on December 31, 2004 with a Company option to renew through December 31, 2008. The Company uses the Dockers name to market casual and dress casual footwear through many of the same national retail chains that carry Dockers slacks and sportswear. The factors reflected in the sales decline of Dockers for Fiscal 2004 included a decline in sales in certain accounts reflecting strategic decisions to change their product offering to include more private label goods, fewer close out shipments than last year, lower than expected sell-throughs in one of Dockers Footwear's product lines in the first half of this year and retailers' reducing orders in response to the economic environment.

Net sales increased 1.1% during Fiscal 2004 compared to the prior year. The increase was driven by the addition of new stores that offset a decline in same store sales and decreased revenue in our wholesale businesses. The Company believes the same store sales decline was primarily due to a fashion trend that favored lower-priced product categories in Journeys and, to a lesser extent, Underground Station, offset in part by increased unit sales. During Fiscal 2004, Johnston & Murphy focused on brand profitability and gross margin rather than sales growth. Sales decreased from the prior year due to the Company's pricing strategy and decreased wholesale sales. Dockers Footwear sales reflect the challenging conditions in the men's moderately-priced casual shoe market, a preference for private label versus branded products by certain customers and poor customer reception for one product line early in the fiscal year. Gross margin decreased as a percentage of sales during Fiscal 2004 primarily due to markdowns and the adverse effect of the strengthening euro on product cost in our Johnston & Murphy division. If the average exchange rate for the euro remained at the same levels for each quarter of Fiscal 2004 compared to Fiscal 2003, the Company estimates gross margin would have increased approximately $5.6 million.

The Company's strategy is to seek long-term growth by: 1) increasing the Company's store base, 2) increasing retail square footage, 3) improving comparable store sales and 4) increasing operating margin. Our future results are subject to various risks, uncertainties and other challenges, including those discussed under the caption "Forward Looking Statements," below. Among the most important of these factors are those related to consumer demand. Conditions in the external economy can affect demand, resulting in changes in sales and, as prices are adjusted to drive sales and control inventories, in gross margins. Because fashion trends influencing many of the Company's target customers (particularly customers of Journeys and Underground Station) can change rapidly, the Company believes that its ability to detect and respond quickly to those changes has been important to its success. Even when the Company succeeds in aligning its merchandise offerings with consumer preferences, those preferences may affect results. For example, management believes that a fashion trend favoring generally lower-priced fashion athletic shoes over the more expensive utility styles that had been popular with consumers for many years resulted in lower average selling prices and lower comparable sales, despite increases in comparable store units sold in its Journeys division in Fiscal 2004. The Company believes its experience and discipline in merchandising and the buying power associated with its relative size in the industry are important to its ability to mitigate risks associated with changing customer preferences.

### FORWARD LOOKING STATEMENTS

This discussion and the notes to the Consolidated Financial Statements include certain forward-looking statements (and statements other than those made solely with respect to historical fact and those regarding our intent, belief or expectations). Actual results could differ materially from those reflected by the forward-looking statements in this discussion and a number of factors may adversely affect the forward looking statements and the Company's future results, liquidity and capital resources. These factors (some of which are beyond the Company's control) include:

- Lower than expected consumer demand for the Company's products, whether caused by weakness in the overall economy or changes in fashions or tastes that the Company fails to anticipate or respond to appropriately, which could lead to lower than expected sales and product margins and, consequently, profits.
- Further unfavorable trends in foreign exchange rates and other factors affecting the cost of products.
- Changes in demand or buying patterns by significant wholesale customers.
- Disruptions in product supply or distribution.
- Changes in business strategies by the Company's competitors (including pricing and promotional discounts).
- The Company's ability to open, staff and support additional retail stores on schedule and at acceptable expense levels, to renew leases in existing stores on schedule and at acceptable expense levels and to identify and timely obtain new locations at acceptable expense levels.
- The ability to negotiate acceptable arrangements for closing or converting Jarman stores.
- Variations from expected pension-related charges caused by conditions in the financial markets.
- The outcome of litigation and environmental matters involving the Company, including those discussed in Note 12 to the Consolidated Financial Statements.
- The Company's ability to integrate Hat World Corporation's business successfully and timely.

Forward-looking statements reflect the expectations of the Company at the time they are made, and investors should rely on them only as expressions of opinion about what may happen in the future and only at the time they are made. The Company undertakes no obligation to update any forward-looking statement. Although the Company believes it has an appropriate business strategy and the resources necessary for its operations, predictions about future revenue and margin trends are inherently uncertain and the Company may alter its business strategies to address changing conditions.

## SIGNIFICANT DEVELOPMENTS

### HAT WORLD ACQUISITION

On February 5, 2004, the Company announced it had signed a definitive agreement to acquire Hat World Corporation. On April 1, 2004, the Company completed the acquisition of Hat World Corporation for a total purchase price of approximately $177 million, including adjustments for $11 million of net cash acquired and for working capital and certain tax benefits, subject to further post-closing adjustments. Hat World is a leading specialty retailer of licensed and branded headwear. As of January 31, 2004, it operated 481 stores across the U.S. under the Hat World, Lids, Hat Zone and Cap Factory names. The Company believes the acquisition will enhance its strategic development and prospects for growth. The Company funded the acquisition and associated expenses with a $100 million five year term loan and the balance from cash on hand. In connection with the transaction, the Company entered into new credit facilities totaling $175 million with 10 banks, led by Bank of America, N.A., as Administrative Agent, to fund a portion of the purchase price and to replace its existing revolving credit facility.

### IMPAIRMENT AND OTHER CHARGES

The Company recorded a pretax charge to earnings of $1.0 million ($0.6 million net of tax) in the fourth quarter of Fiscal 2004. The charge includes $2.8 million in asset impairments related to 59 underperforming retail stores identified as suitable for closing if acceptable lease terminations can be negotiated, most of which are Jarman stores. The charge is net of recognition of $1.8 million of excess restructuring provisions relating to facility shutdown costs originally accrued in Fiscal 2002. In accordance with SFAS No. 146, the Company revised its estimated liability and reduced the lease obligation during the period that the early lease termination was legally obtained.

The Company recorded a pretax charge to earnings of $2.5 million ($1.6 million net of tax) in the fourth quarter of Fiscal 2003. The charge includes $2.4 million in asset impairments related to 14 underperforming retail stores identified as suitable for closing if acceptable lease terminations can be negotiated, the payments included in the restructuring provision related to the termination of one of those leases, and $0.1 million in severance payments. The majority of these costs relate to the Johnston & Murphy division.

### 4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures due June 15, 2023. During the second quarter ended August 2, 2003, the Company used the net proceeds of $83 million and approximately $23 million in additional cash to repay all of the Company's 5 1/2% convertible subordinated notes due 2005, including accrued interest payable and expenses incurred in connection therewith resulting in a loss on early retirement of debt of $2.6 million ($1.6 million redemption premium and $1.0 million write-off of unamortized deferred note expense) reflected in the Company's second quarter results. See Note 5 to the Consolidated Financial Statements for additional information.

### MINIMUM PENSION LIABILITY ADJUSTMENT

The return on pension plan assets was a gain of $15.9 million for Fiscal 2004 compared to a loss last year of $6.5 million. The interest rate used to measure benefit obligations decreased from 6.625% to 6.125% in Fiscal 2004. In addition, the Company contributed $6.0 million to the pension plan this year compared to $3.3 million last year. Plan assets were less than the accumulated benefit obligation, resulting in a pension liability of $25.6 million on the balance sheet compared to $34.3 million last year and a minimum pension liability credit adjustment of $4.3 million (net of tax) in other comprehensive income in shareholders' equity. Depending upon future interest rates and returns on plan assets, and other known and unknown factors, there can be no assurance that additional adjustments in future periods will not be required.

### SHARE REPURCHASE PROGRAM

In total, the Company's board of directors has authorized the repurchase of 7.5 million shares of the Company's common stock since the third quarter of Fiscal 1999. As of January 31, 2004, the Company had repurchased 7.1 million shares at a cost of $71.3 million pursuant to all authorizations. The board of directors has suspended any additional repurchases at this time.

### JOHNSTON & MURPHY PLANT CLOSING AND REDUCTIONS IN OPERATING EXPENSES

On January 31, 2002, the Company's board of directors approved a plan to streamline operations and reduce operating expenses. The plan included closing the Company's last remaining manufacturing plant and eliminating approximately 40 positions from its Nashville headquarters workforce. At the same time, the Company recognized the impairment of assets used in 12 underperforming stores, primarily in the Jarman group.

In connection with the plant closing, employee severance and asset impairments, the Company recorded a pretax charge to earnings of $5.4 million ($3.4 million net of tax) in the fourth quarter of Fiscal 2002. The charge included $0.3 million in plant asset write-downs, $3.7 million of other costs, including primarily employee severance and facility shutdown costs and $1.0

million of retail store asset impairments. Also included in the charge was a $0.4 million inventory write-down, primarily related to inventory of product offerings affected by the plant closing, which is reflected in gross margin on the income statement.

The Company ended operations in the manufacturing plant during the third quarter of Fiscal 2003.

### NAUTICA FOOTWEAR LICENSE CANCELLATION

The Company ended its license to market footwear under the Nautica label, effective January 31, 2001. The Company's net sales for Fiscal 2002 included $6.1 million of sales of Nautica - branded footwear to fill existing customer orders and sell existing inventory.

During the second quarter of Fiscal 2002, the Company recorded a restructuring gain of $0.3 million in connection with the successful completion of activities related to the Nautica Footwear license agreement's termination. The gain included a $0.1 million reversal of the earlier inventory write-down, because the Company was able to liquidate its Nautica Footwear inventories at better prices than it initially expected. The reversal is reflected in gross margin on the income statement.

The Nautica footwear business contributed sales of approximately $6.1 million and an operating loss of $0.6 million in Fiscal 2002.

### DISCONTINUED OPERATIONS

In the fourth quarter ended January 31, 2004, the Company recorded an additional charge to earnings of $1.4 million ($0.9 million net of tax) reflected in discontinued operations, including $0.6 million for the Company's former Volunteer Leather tannery in Whitehall, Michigan, and $0.8 million primarily for additional costs of a remedial investigation and feasibility study at its former knitting mill in New York. See Note 12 to the Consolidated Financial Statements.

In the fourth quarter ended February 2, 2002, the Company recorded an additional charge to earnings of $0.9 million ($0.6 million net of tax) reflected in discontinued operations, including $0.5 million for the Michigan site and $0.4 million primarily for additional anticipated costs of a remedial investigation and feasibility study at its former knitting mill in New York. See Note 12 to the Consolidated Financial Statements.

In the third quarter ended November 3, 2001, the Company reached an agreement with the Michigan Department of Environmental Quality to contribute a lump sum of $3.4 million toward sediment removal in a lake adjacent to the Company's former Volunteer Leather tannery in Whitehall, Michigan. See Note 12 to the Consolidated Financial Statements. The Company recorded an additional charge to earnings of $1.1 million ($0.7 million net of tax) reflected in discontinued operations in the third quarter of Fiscal 2002 to provide for the portion of the settlement payment not provided for in earlier periods.

## CRITICAL ACCOUNTING POLICIES

### INVENTORY VALUATION

As discussed in Note 1 to the Consolidated Financial Statements, the Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margin, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates. A change of 10 percent from the recorded amounts for all such provisions would have changed inventory by $0.8 million at January 31, 2004.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

### IMPAIRMENT OF LONG-TERM ASSETS

As discussed in Note 1 to the Consolidated Financial Statements, the Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of long-lived assets.

### ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 12 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $1.4 million reflected in Fiscal 2004, $0.3 million reflected in Fiscal 2003 and $2.0 million reflected in Fiscal 2002. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstance as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

### REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

### PENSION PLAN ACCOUNTING

The Company accounts for the defined benefit pension plans using Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions ("SFAS 87"). Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Long Term Rate of Return Assumption – Pension expense increases as the expected rate of return on pension plan assets decreases. The Company estimates that the pension plan assets will generate a long-term rate of return of 8.25%. To develop this assumption, the Company considered historical returns and future expectations of asset returns. Over the 10-year period ending December 31, 2003, the compound annual returns of the portfolio have averaged 8.8%. Considering this information and the potential for lower future returns due to a generally lower interest rate environment, the Company lowered this assumption by

0.25%, from 8.50% last year, to 8.25% this year. The expected long-term rate of return on plan assets is based on a long-term investment policy of 50% U.S. equities, 13% International equities, 35% U.S. fixed income securities and 2% cash equivalents. For Fiscal 2004, if the expected rate of return had been decreased by 1%, net pension expense would have increased by $0.9 million, and if the expected rate of return had been increased by 1%, net pension expense would have decreased by $0.9 million.

Discount Rate – Pension liability and future pension expense increase as the discount rate is reduced. The Company discounted future pension obligations using a rate of 6.125%, 6.625% and 7.375% for Fiscal 2004, 2003 and 2002, respectively. The discount rate is determined based on the current rates earned on high quality long-term bonds. For Fiscal 2004, if the discount rate had been increased by 0.5%, net pension expense would have decreased by $0.6 million, and if the discount rate had been decreased by 0.5%, net pension expense would have increased by $0.6 million. In addition, if the discount rate had been increased by 0.5%, the projected benefit obligation would have decreased by $5.2 million and the accumulated benefit obligation would have decreased by $5.0 million. If the discount rate had been decreased by 0.5%, the projected benefit obligation would have been increased by $5.5 million and the accumulated benefit obligation would have increased by $5.4 million.

Amortization of Gains and Losses – The significant declines experienced in the financial markets have unfavorably impacted pension asset performance. The Company utilizes a calculated value of assets, which is an averaging method that recognizes changes in the fair values of assets over a period of five years. For Fiscal 2004, the Company had unrecognized actuarial losses of $46 million. Accounting principles generally accepted in the United States require that the Company recognize a portion of these losses when they exceed a calculated threshold. These losses might be recognized as a component of pension expense in future years and would be amortized over the average future service of employees, which is currently seven (7) years. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plan will impact future pension expense and liabilities, including increasing or decreasing unrecognized actuarial gains and losses.

The Company recognized expense for its defined benefit pension plans of $4.3 million, $1.3 million and $1.1 million in Fiscal 2004, 2003 and 2002, respectively. Our pension expense is expected to increase in Fiscal 2005 by approximately $1.3 million due to the recognition of actuarial losses.

## RESULTS OF OPERATIONS–FISCAL 2004 COMPARED TO FISCAL 2003

The Company's net sales for Fiscal 2004 increased 1.1% to $837.4 million from $828.3 million in Fiscal 2003. Gross margin decreased 0.3% to $388.8 million in Fiscal 2004 from $390.1 million in Fiscal 2003 and decreased as a percentage of net sales from 47.1% to 46.4%. Selling and administrative expenses in Fiscal 2004 increased 3.7% from Fiscal 2003 and increased as a percentage of net sales from 38.7% to 39.7%. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2004 were $45.3 million compared to $58.8 million for Fiscal 2003. Pretax earnings for Fiscal 2004 included restructuring and other charges of $0.9 million, primarily for asset impairments offset by excess provisions relating to facility shutdown costs recorded in Fiscal 2002. In addition, Fiscal 2004 includes a $2.6 million loss on early retirement of debt. See "Significant Developments." Pretax earnings for Fiscal 2003 included restructuring and other charges of $2.5 million, primarily for asset impairments. See "Significant Developments."

Net earnings for Fiscal 2004 were $28.7 million ($1.29 diluted earnings per share) compared to $36.3 million ($1.47 diluted earnings per share) for Fiscal 2003. Net earnings for Fiscal 2004 included a $0.9 million ($0.04 diluted earnings per share) charge to earnings (net of tax) for environmental clean-up costs at the Company's former Volunteer Leather tannery in Whitehall, Michigan and for additional anticipated costs for a remedial investigation and feasibility study at a former knitting mill in New York. Net earnings for Fiscal 2003 included a $0.2 million ($0.00 diluted earnings per share) charge to earnings (net of tax) for additional anticipated costs at the former knitting mill in New York. The Company recorded an effective federal income tax rate of 34.7% for Fiscal 2004 compared to 38.0% for Fiscal 2003. The year-to-year change reflects the Company's determination in Fiscal 2004 that approximately $1.1 million of previously accrued income taxes were no longer required. Because this amount was reflected as current year income tax benefit for Fiscal 2004, it reduced the Company's effective federal income tax rate for Fiscal 2004.

### JOURNEYS

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | **2004** | 2003 | Change |
| NET SALES | **$ 468,919** | $ 436,498 | 7.4% |
| OPERATING INCOME | **$ 54,823** | $ 53,214 | 3.0% |
| OPERATING MARGIN | **11.7%** | 12.2% | |

Net sales from Journeys increased 7.4% for Fiscal 2004 compared to Fiscal 2003. The increase reflects primarily an 11% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen) offset by a 1% decrease in comparable store sales. Gross margin as a percentage of net sales for Journeys was flat with the previous year. The average price per pair of shoes decreased 7% in Fiscal 2004, primarily reflecting fashion-related changes in product mix and increased markdowns. Footwear unit sales increased 12%, primarily reflecting the increase in average stores operated. Management expects results for Fiscal 2005 to reflect expected improvement in the retail environment and expected acceptance of new products. The store count for Journeys was 665 stores at the end of Fiscal 2004, including 40 Journeys Kidz stores, compared to 614 Journeys stores at the end of Fiscal 2003, including 35 Journeys Kidz stores.

Journeys operating income for Fiscal 2004 increased 3.0% to $54.8 million, compared to $53.2 million for Fiscal 2003, primarily reflecting the increase in sales.

### UNDERGROUND STATION/JARMAN GROUP

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | **2004** | 2003 | Change |
| NET SALES | **$ 147,812** | $ 147,926 | (0.1)% |
| OPERATING INCOME | **$ 8,156** | $ 12,096 | (32.6)% |
| OPERATING MARGIN | **5.5%** | 8.2% | |

Net sales from the Underground Station/Jarman Group decreased 0.1% for Fiscal 2004 compared to Fiscal 2003, reflecting a 6% decrease in comparable store sales offset by a 3% increase in average stores operated. The average price per pair of shoes decreased 7% in Fiscal 2004, primarily reflecting increased markdowns and changes in product mix, while footwear unit sales increased 4% during the same period. The Company expects to expand and improve the women's business in Underground Station, which was 23% of Underground Station sales in Fiscal 2004. In order to accomplish this, the Company is implementing a number of merchandising initiatives to make Underground Station stores more appealing to women and adding to its buying staff for women. Underground Station/Jarman Group operated 233 stores at the end of Fiscal 2004, including 137 Underground Station stores. During Fiscal 2004, eight Jarman stores were converted to Underground Station stores. The Company had operated 229 stores at the end of Fiscal 2003, including 114 Underground Station stores.

Underground Station/Jarman Group operating income for Fiscal 2004 was down 32.6% to $8.2 million compared to $12.1 million for the same period last year. The decrease was due to decreased sales, decreased gross margin as a percentage of net sales, due primarily to increased markdowns, and to increased expenses as a percentage of net sales. Lower bonus accruals have been more than offset by higher store occupancy costs.

### JOHNSTON & MURPHY

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | **2004** | 2003 | Change |
| NET SALES | **$ 160,095** | $ 165,269 | (3.1)% |
| OPERATING INCOME | **$ 4,018** | $ 9,270 | (56.7)% |
| OPERATING MARGIN | **2.5%** | 5.6% | |

Johnston & Murphy net sales decreased 3.1% to $160.1 million for Fiscal 2004 from $165.3 million for Fiscal 2003, reflecting primarily a 12% decrease in Johnston & Murphy wholesale sales and a 1% decrease in comparable sales for Johnston & Murphy retail operations. The Company made a strategic decision last year to reduce the number of individual locations in some accounts in which Johnston & Murphy products would be offered and to reduce the amount of promotional activity with the Johnston & Murphy brand in order to seek more profitable sales rather than sales growth and to emphasize Johnston & Murphy's premium position in the market place. Retail operations accounted for 73.8% of Johnston & Murphy segment sales in Fiscal 2004, up from 71.2% in Fiscal 2003 primarily due to decreased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail decreased 1% in Fiscal 2004, reflecting primarily increased markdowns and changes in product mix, while footwear unit sales increased 1% during the same period. The average price per pair of shoes in the full-service retail shops increased 3%; average price per pair of shoes in factory stores decreased 10%. The store count for Johnston & Murphy retail operations at the end of Fiscal 2004 and 2003 included 148 Johnston & Murphy stores and factory stores. Unit sales for the Johnston & Murphy wholesale business decreased 10% in Fiscal 2004, while the average price per pair of shoes increased 2% for the same period, reflecting primarily mix changes.

Johnston & Murphy operating income for Fiscal 2004 decreased 56.7% to $4.0 million from $9.3 million for Fiscal 2003, primarily due to decreased wholesale sales, decreased gross margin as a percentage of net sales, reflecting increased markdowns and increased cost of product related to changes in the euro-dollar exchange rate, and to slightly increased expenses as a percentage of net sales.

## DOCKERS FOOTWEAR

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | 2004 | 2003 | Change |
| NET SALES | $ 60,274 | $ 78,497 | (23.2)% |
| OPERATING INCOME | $ 4,548 | $ 8,506 | (46.5)% |
| OPERATING MARGIN | 7.5% | 10.8% | |

Dockers Footwear's net sales decreased 23.2% to $60.3 million for Fiscal 2004 from $78.5 million for Fiscal 2003. Factors reflected in the sales decline included a decline in sales in certain accounts reflecting strategic decisions to change their product offering to include more private label goods, fewer close out shipments than last year, lower than expected sell-throughs in one of Dockers Footwear's product lines in the first half of this year and retailers' reducing orders in response to the economic environment. Unit sales for Dockers Footwear decreased 22% for Fiscal 2004 and the average price per pair of shoes decreased 3% for the same period, reflecting changes in sales mix.

Dockers Footwear's operating income for Fiscal 2004 decreased 46.5% from $8.5 million for Fiscal 2003 to $4.5 million, primarily due to lower net sales, decreased gross margin as a percentage of net sales and increased expenses as a percentage of net sales.

## CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2004 were $18.9 million compared to $16.4 million for Fiscal 2003. This year's corporate and other expenses included $0.9 million in restructuring and other charges and a $2.6 million charge for the early retirement of debt related to the redemption of the Company's 5 1/2% Convertible Subordinated Notes due 2005. Corporate and other expenses in Fiscal 2003 included $2.5 million in restructuring and other charges and $0.6 million of expenses relating to consideration of a possible strategic acquisition and severance charges. Excluding the listed items from both periods, corporate and other expenses were $15.4 million in Fiscal 2004 versus $13.2 million in Fiscal 2003, an increase of 16.9%. The increase is attributable primarily to increased expenses related to the Company's new distribution center, which began limited operations in the second quarter of Fiscal 2003, partially offset by lower bonus accruals.

Interest expense decreased 7.5% from $8.5 million in Fiscal 2003 to $7.9 million in Fiscal 2004, due to the decrease in interest rates on the Company's long-term debt from 5 1/2% on $103 million borrowings to 4 1/8% on $86 million borrowings. There were no borrowings under the Company's revolving credit facility during Fiscal 2004. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for Fiscal 2003.

Interest income decreased 9.1% from $0.7 million in Fiscal 2003 to $0.6 million in Fiscal 2004, due to decreases in interest rates which more than offset interest on the cash proceeds of the convertible subordinated debenture offering during the 30-day call period in the second quarter of Fiscal 2004 for the convertible subordinated notes.

## RESULTS OF OPERATIONS–FISCAL 2003 COMPARED TO FISCAL 2002

The Company's net sales for Fiscal 2003 increased 11.0% to $828.3 million from $746.2 million in Fiscal 2002. Gross margin increased 11.8% to $390.1 million in Fiscal 2003 from $348.9 million in Fiscal 2002 and increased as a percentage of net sales from 46.8% to 47.1%. Selling and administrative expenses in Fiscal 2003 increased 14.3% from Fiscal 2002 and increased as a percentage of net sales from 37.6% to 38.7%. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2003 were $58.8 million compared to $55.9 million for Fiscal 2002. Pretax earnings for Fiscal 2003 included restructuring and other charges of $2.5 million, primarily for asset impairments. See "Significant Developments." Pretax earnings for Fiscal 2002 included restructuring and other charges of $5.1 million related to the closing of the Johnston & Murphy plant, elimination of staff in the Company's headquarters and asset impairments. See "Significant Developments."

Net earnings for Fiscal 2003 were $36.3 million ($1.47 diluted earnings per share) compared to $37.1 million ($1.49 diluted earnings per share) for Fiscal 2002. Net earnings for Fiscal 2003 included a $0.2 million ($0.00 diluted earnings per share) charge to earnings (net of tax) for additional anticipated costs related to a former knitting mill in New York. Net earnings for Fiscal 2002 included a $1.3 million ($0.05 diluted earnings per share) charge to earnings (net of tax) for environmental clean-up costs at the Company's former Volunteer Leather tannery in Whitehall, Michigan, and other adjustments to discontinued operations, primarily for additional anticipated costs for a remedial investigation and feasibility study at the former knitting mill. The Company recorded an effective federal income tax rate of 38.0% for Fiscal 2003 compared to 31.4% for Fiscal 2002. The year-to-year change reflects the Company's determination in Fiscal 2002 that approximately $3.5 million of previously accrued income taxes were no longer required. Because this amount was reflected as current year income tax benefit for Fiscal 2002, it reduced the Company's effective federal income tax rate for Fiscal 2002.

### JOURNEYS

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | 2003 | 2002 | Change |
| NET SALES | $ 436,498 | $ 381,736 | 14.3% |
| OPERATING INCOME | $ 53,214 | $ 51,925 | 2.5% |
| OPERATING MARGIN | 12.2% | 13.6% | |

Net sales from Journeys increased 14.3% for Fiscal 2003 compared to Fiscal 2002. The increase reflects primarily a 21% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen). The average price per pair of shoes decreased 6% in Fiscal 2003, primarily reflecting fashion-related changes in product mix and increased markdowns, but unit sales increased 20% primarily reflecting the increase in average stores operated. Unit comparable sales for footwear were up 4% during the same period. The store count for Journeys was 614 stores at the end of Fiscal 2003, including 35 Journeys Kidz stores, compared to 533 Journeys stores at the end of Fiscal 2002, including 14 Journeys Kidz stores.

Journeys operating income for Fiscal 2003 increased 2.5% to $53.2 million, compared to $51.9 million for Fiscal 2002, primarily reflecting the increase in sales.

## UNDERGROUND STATION/JARMAN GROUP

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | 2003 | 2002 | Change |
| NET SALES | $ 147,926 | $ 120,242 | 23.0% |
| OPERATING INCOME | $ 12,096 | $ 5,319 | 127.4% |
| OPERATING MARGIN | 8.2% | 4.4% | |

Net sales from the Underground Station/Jarman Group increased 23.0% for Fiscal 2003 compared to Fiscal 2002, reflecting both a 14% increase in comparable store sales and a 5% increase in average stores operated. The average price per pair of shoes was flat in Fiscal 2003, unit sales increased 25% during the same period while unit comparable sales for footwear increased 12%. Underground Station/Jarman Group operated 229 stores at the end of Fiscal 2003, including 114 Underground Station stores. During Fiscal 2003, eight Jarman stores were converted to Underground Station stores. The Company had operated 227 stores at the end of Fiscal 2002, including 97 Underground Station stores.

Underground Station/Jarman Group operating income for Fiscal 2003 was $12.1 million compared to $5.3 million for Fiscal 2002 and increased as a percentage of net sales to 8.2% from 4.4% in Fiscal 2002. The increase was due to increased sales, increased gross margin as a percentage of net sales, due primarily to decreased markdowns and decreased expenses as a percentage of net sales.

## JOHNSTON & MURPHY

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | 2003 | 2002 | Change |
| NET SALES | $ 165,269 | $ 167,488 | (1.3)% |
| OPERATING INCOME | $ 9,270 | $ 14,125 | (34.4)% |
| OPERATING MARGIN | 5.6% | 8.4% | |

Johnston & Murphy net sales decreased 1.3% to $165.3 million for Fiscal 2003 from $167.5 million for Fiscal 2002, reflecting primarily a 12% decrease in Johnston & Murphy wholesale sales offset by a 2% increase in average stores operated for Johnston & Murphy retail operations. Comparable sales for Johnston & Murphy retail operations were flat for Fiscal 2003. Retail operations accounted for 71.2% of Johnston & Murphy segment sales in Fiscal 2003, up from 67.8% in Fiscal 2002. The average price per pair of shoes for Johnston & Murphy retail decreased 8% in Fiscal 2003, reflecting primarily changes in product mix, while unit sales increased 13% and unit comparable sales for footwear increased 7% during the same period. Unit sales for the Johnston & Murphy wholesale business increased 3% in Fiscal 2003, while the average price per pair of shoes decreased 11% for the same period, reflecting primarily increased promotional pricing activity and product mix changes. The store count for Johnston & Murphy retail operations at the end of Fiscal 2003 and 2002 included 148 Johnston & Murphy stores and factory stores.

Johnston & Murphy operating income for Fiscal 2003 decreased 34.4% to $9.3 million from $14.1 million for Fiscal 2002, primarily due to decreased sales, increased promotional pricing activity and increased expenses as a percentage of net sales, including $1.4 million of increased advertising expense.

## DOCKERS FOOTWEAR

| | Fiscal Year Ended | | Percent |
|---|---|---|---|
| (dollars in thousands) | 2003 | 2002 | Change |
| NET SALES | $ 78,497 | $ 76,691 | 2.4% |
| OPERATING INCOME | $ 8,506 | $ 8,001 | 6.3% |
| OPERATING MARGIN | 10.8% | 10.4% | |

Dockers Footwear's net sales increased 2.4% to $78.5 million for Fiscal 2003 from $76.7 million for Fiscal 2002. The sales increase reflected an 11% increase in net sales of Dockers Footwear, offset by the closing of the Nautica Footwear division, which accounted for $6.1 million in sales for Fiscal 2002. Unit sales for Dockers Footwear, including Nautica Footwear in Fiscal 2002, decreased 3% for Fiscal 2003, while the average price per pair of shoes increased 5% for the same period, reflecting the liquidation of Nautica Footwear inventory in connection with the closing of that business in Fiscal 2002. Unit sales for Dockers increased 11% for Fiscal 2003.

Dockers Footwear's operating income for Fiscal 2003 increased 6.3% from $8.0 million for Fiscal 2002 to $8.5 million. The increase reflected the closing of the Nautica Footwear division, which accounted for a $0.6 million operating loss for Fiscal 2002.

### CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2003 were $16.4 million compared to $15.9 million for Fiscal 2002. Fiscal 2003 corporate and other expenses included $2.5 million in restructuring and other charges and $0.6 million of expenses relating to consideration of a possible strategic acquisition and severance charges. Corporate and other expenses in Fiscal 2002 included $5.4 million in restructuring and other charges and $0.4 million in primarily severance and litigation charges, offset by a $0.3 million gain relating to the Nautica restructuring. Excluding the listed items from both periods, corporate and other expenses were $13.2 million in Fiscal 2003 versus $10.4 million in Fiscal 2002, an increase of 26.3%. The increase is attributable primarily to increased bonus accruals reflecting operating performance for the year and increased expenses related to the Company's new distribution center, which began operations in the second quarter of Fiscal 2003.

Interest expense decreased 1.8% from $8.7 million in Fiscal 2002 to $8.5 million in Fiscal 2003, due to capitalized interest of $0.4 million in the first half of Fiscal 2003 for the Company's new distribution center compared to $0.1 million of capitalized interest in the fourth quarter of Fiscal 2002. See Note 1 to the Consolidated Financial Statements. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for both Fiscal 2003 and 2002.

Interest income decreased 41% from $1.1 million in Fiscal 2002 to $0.7 million in Fiscal 2003, due to decreases in interest rates.

## LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth certain financial data at the dates indicated.

| (dollars in millions) | Jan. 31, 2004 | Feb. 1, 2003 | Feb. 2, 2002 |
|---|---|---|---|
| CASH AND CASH EQUIVALENTS | $ 81.5 | $ 55.9 | $ 46.4 |
| WORKING CAPITAL | $ 191.3 | $ 178.3 | $ 162.6 |
| LONG-TERM DEBT | $ 86.3 | $ 103.2 | $ 103.2 |

### WORKING CAPITAL

The Company's business is somewhat seasonal, with the Company's investment in inventory and accounts receivable normally reaching peaks in the spring and fall of each year. Historically, cash flow from operations has been generated principally in the fourth quarter of each fiscal year.

Cash provided by operating activities was $65.6 million in Fiscal 2004 compared to $42.5 million in Fiscal 2003. The $23.1 million increase in cash flow from operating activities reflects primarily an increase in cash flow from changes in inventory, accounts receivable and other accrued liabilities of $27.2 million, $6.2 million and $4.8 million, respectively. The $27.2 million improvement in cash flow from inventory was due to slower growth in our retail inventory and a reduction in the wholesale inventory as the Company tried to align its inventories more closely with sales growth. The $6.2 million improvement in cash flow from accounts receivable was due to the lower wholesale sales. The $4.8 million improvement in cash flow from other accrued liabilities was due to increased tax accruals due to lower tax payments of $5.4 million compared to Fiscal 2003. These increases were offset in part by a $7.8 million decrease in cash flow from changes in accounts payable primarily due to changes in buying patterns and a $7.6 million decrease in net earnings.

The $1.4 million decrease in inventories at January 31, 2004 from February 1, 2003 levels primarily reflects decreases in wholesale inventory.

Accounts receivable at January 31, 2004 decreased $6.6 million compared to February 1, 2003, primarily due to decreased wholesale sales.

Cash provided by operating activities was $42.5 million in Fiscal 2003 compared to $25.0 million in Fiscal 2002, primarily due to changes in accounts payable levels offset by an increase in inventories. Tax payments were also $1.7 million lower in Fiscal

2003 than in Fiscal 2002. Accounts payable grew by $26.5 million more in Fiscal 2003 than in Fiscal 2002. This increased rate of growth is primarily due to timing changes in buying patterns and increased seasonal purchases, reflecting the growth in the Company's retail businesses by 83 stores for the year. Inventories grew by $16.8 million more in Fiscal 2003 than in Fiscal 2002, offsetting some of the increase in cash provided by operating activities attributable to the accounts payable increase.

The $25.8 million increase in inventories at February 1, 2003 from February 2, 2002 levels reflects increases in retail inventories to support seasonal growth and the net increase of 83 stores in Fiscal 2003, and an increase in Johnston & Murphy inventories due to lower than expected sales for Fiscal 2003.

Accounts receivable at February 1, 2003 decreased $0.4 million compared to February 2, 2002, primarily due to shorter payment terms given to customers of the Company's wholesale operations.

Cash provided (or used) due to changes in accounts payable and accrued liabilities are as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| (in thousands) | **2004** | 2003 | 2002 |
| ACCOUNTS PAYABLE | **$ 4,305** | $ 12,142 | $ (14,382) |
| ACCRUED LIABILITIES | **2,038** | (2,731) | (16,597) |
| | **$ 6,343** | $ 9,411 | $ (30,979) |

The differences in accounts payable for Fiscal 2004 from Fiscal 2003 and for Fiscal 2003 from Fiscal 2002 are due to changes in buying patterns, inventory levels and payment terms negotiated with individual vendors. The change in accrued liabilities in Fiscal 2004 was due primarily to increased tax accruals offset by lower bonus and interest accruals. The change in accrued liabilities in Fiscal 2003 was due primarily to discontinued operations payments.

There were no revolving credit borrowings during Fiscal 2004 compared to average borrowings of less than $0.1 million for Fiscal 2003, as cash generated from operations and cash on hand funded seasonal working capital requirements and capital expenditures during Fiscal 2004. The Company had a revolving credit agreement with five banks, providing for loans or letters of credit of up to $75 million. In connection with the Company's acquisition of Hat World Corporation, the Company entered into a new revolving credit agreement with ten banks, providing for a $100 million five year term loan and revolving loans or letters of credit of up to $75 million.

The following tables set forth aggregate contractual obligations and commitments as of January 31, 2004, excluding contractual interest obligations.

## CONTRACTUAL OBLIGATIONS

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| (in thousands) | Total | Less than 1 year | 1-3 years | 4-5 year | More than 5 years |
| LONG-TERM DEBT | $ 86,250 | $ -0- | $ -0- | $ -0- | $ 86,250 |
| CAPITAL LEASE OBLIGATIONS | 25 | 1 | 2 | 2 | 20 |
| OPERATING LEASE OBLIGATIONS | 478,722 | 73,857 | 143,672 | 120,595 | 140,598 |
| PURCHASE OBLIGATIONS* | 131,841 | 131,841 | -0- | -0- | -0- |
| OTHER LONG-TERM LIABILITIES** | 1,955 | 166 | 393 | 393 | 1,003 |
| TOTAL CONTRACTUAL OBLIGATIONS | $ 698,793 | $ 205,865 | $ 144,067 | $ 120,990 | $ 227,871 |

## COMMERCIAL COMMITMENTS

| | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| (in thousands) | Total Amounts Committed | Less than 1 year | 1-3 years | 4-5 years | More than 5 years |
| LETTERS OF CREDIT | $ 8,150 | $ 8,150 | $ -0- | $ -0- | $ -0- |
| TOTAL COMMERCIAL COMMITMENTS | $ 8,150 | $ 8,150 | $ -0- | $ -0- | $ -0- |

*OPEN PURCHASE ORDERS FOR INVENTORY.
**OTHER LONG-TERM LIABILITIES INCLUDE A $25.6 MILLION PENSION LIABILITY. THERE IS NO REQUIRED CONTRIBUTION FOR THE PENSION PLAN IN FISCAL 2005. HOWEVER, MANAGEMENT EXPECTS THE COMPANY TO MAKE A $3.2 MILLION CONTRIBUTION, SUBJECT TO APPROVAL OF THE BOARD OF DIRECTORS.

## CAPITAL EXPENDITURES

Capital expenditures were $19.5 million, $36.3 million and $43.7 million for Fiscal 2004, 2003 and 2002, respectively. The $16.8 million decrease in Fiscal 2004 capital expenditures as compared to Fiscal 2003 resulted primarily from expenditures for the new distribution center which began operations in Fiscal 2003. The $7.4 million decrease in Fiscal 2003 capital expenditures as compared to Fiscal 2002 resulted primarily from a decrease in retail store capital expenditures due to a smaller net increase in new store openings in Fiscal 2003 compared to Fiscal 2002.

Total capital expenditures in Fiscal 2005 are expected to be approximately $41 million. These include expected retail capital expenditures of $32 million to open approximately 50 Journeys stores, three Journeys Kidz stores, 8 Johnston & Murphy stores and factory stores, 25 Underground Station stores, and 46 Lids stores and to complete 46 major store renovations, including five conversions of Jarman stores to Underground Station stores. The planned amount of capital expenditures in Fiscal 2005 for wholesale operations and other purposes are expected to be approximately $9 million, including approximately $2.4 million for new systems to improve customer service and support the Company's growth.

## FUTURE CAPITAL NEEDS

The Company used proceeds from the $100 million term loan (see below) and cash on hand to purchase Hat World Corporation for a total purchase price of approximately $177 million, including adjustments for $11 million of net cash acquired. See Note 15 to the Consolidated Financial Statements. The Company expects that cash on hand and cash provided by operations will be sufficient to fund all of its planned capital expenditures through Fiscal 2005. The Company plans to borrow under its credit facility from time to time, particularly in the fall, to support seasonal working capital requirements. The approximately $0.8 million of costs associated with the prior restructurings and discontinued operations that are expected to be incurred during the next twelve months are also expected to be funded from cash on hand.

In total, the Company's board of directors has authorized the repurchase, from time to time, of up to 7.5 million shares of the Company's common stock. There are 398,300 shares remaining to be repurchased under these authorizations as of January 31, 2004. Any purchases would be funded from available cash. However, the board of directors has suspended any additional repurchases at this time. The Company has repurchased a total of 7.1 million shares at a cost of $71.3 million under a series of authorizations since Fiscal 1999. The Company has repurchased 116,800 shares this year at a cost of $1.9 million as of January 31, 2004.

There were $8.2 million of letters of credit outstanding under the Company's former revolving credit agreement at January 31, 2004, leaving availability under the revolving credit agreement of $66.8 million. The revolving credit agreement required the Company to meet certain financial ratios and covenants, including minimum tangible net worth, fixed charge coverage and debt to EBITDAR ratios. The Company was in compliance with these financial covenants at January 31, 2004.

The Company's revolving credit agreement restricted the payment of dividends and other payments with respect to capital stock, including repurchases (although the Company may make payments with respect to preferred stock). At January 31, 2004, $47.7 million was available for such payments related to common stock. The aggregate of annual dividend requirements on the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on its $1.50 Subordinated Cumulative Preferred Stock is $294,000.

Effective as of April 1, 2004, the Company entered into a credit agreement with Bank of America, N.A. and certain other lenders, providing for a $100 million five year term loan and a revolving credit facility of $75 million. The proceeds of the term loan were used to fund a portion of the purchase price for the Hat World acquisition. The revolving credit facility is available for working capital and general corporate purposes, and provides for the issuance of commercial and standby letters of credit.

Quarterly principal amortization of the term loan commences during the fourth quarter of the Company's 2005 fiscal year, and the final maturity of the term loan and the revolving credit facility occurs on April 1, 2009. Mandatory prepayments are required in connection with certain asset dispositions, debt issuances and equity issuances. Interest and fees are determined according to a price grid providing margins over LIBOR and an alternate base rate. The applicable margins are determined by the Company's leverage (debt to EBITDAR) ratio.

These credit facilities are guaranteed by each subsidiary of the Company whose assets exceed 5% of the consolidated assets of the Company and its subsidiaries or whose revenue or net income exceeds 10% of the consolidated net income of the Company and its subsidiaries. These credit facilities are secured by substantially all of the material assets of the Company and the guarantors.

The credit agreement requires the Company to maintain a consolidated tangible net worth in excess of a specified amount that is adjusted in accordance with the Company's consolidated net income. The credit agreement also requires the Company to meet specified ratio requirements with respect to leverage (debt to EBITDAR) and fixed charge coverage, and restricts the making of capital expenditures. The credit agreement also contains negative covenants restricting, among other things, indebtedness, liens, investments (including acquisitions), fundamental changes and restricted payments (including repurchasing the Company's common stock or declaring cash dividends in respect thereof).

## ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 12 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $1.4 million reflected in Fiscal 2004, $0.3 million reflected in Fiscal 2003 and $2.0 million reflected in Fiscal 2002. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

## FINANCIAL MARKET RISK

The following discusses the Company's exposure to financial market risk related to changes in interest rates and foreign currency exchange rates.

Outstanding Debt of the Company – The Company's outstanding long-term debt of $86.3 million 4 1/8% Convertible Subordinated Debentures due June 15, 2023 bears interest at a fixed rate. Accordingly, there would be no immediate impact on the Company's interest expense due to fluctuations in market interest rates.

Cash and Cash Equivalents – The Company's cash and cash equivalent balances are invested in financial instruments with original maturities of three months or less. The Company does not have significant exposure to changing interest rates on invested cash at January 31, 2004. Consequently, the Company considers the interest rate market risk implicit in these investments at January 31, 2004 to be low.

Foreign Currency Exchange Rate Risk – Most purchases by the Company from foreign sources are denominated in U.S. dollars. To the extent that import transactions are denominated in other currencies, it is the Company's practice to hedge its risks through the purchase of forward foreign exchange contracts. The Company's policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and it does not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. At January 31, 2004, the Company had $6.6 million of forward foreign exchange contracts for Euro. The unrealized gain on contracts outstanding at January 31, 2004 was $0.8 million based on current spot rates. As of January 31, 2004, a 10% adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts by approximately $0.4 million.

Accounts Receivable – The Company's accounts receivable balance at January 31, 2004 is concentrated in its two wholesale businesses, which sell primarily to department stores and independent retailers across the United States. One customer accounted for $1.6 million, or 13%, and another customer accounted for $1.3 million, or 11% of the Company's trade accounts receivable balance as of January 31, 2004. The Company monitors the credit quality of its customers and establishes an allowance for doubtful accounts based upon factors surrounding credit risk, historical trends and other information; however, credit risk is affected by conditions or occurrences within the economy and the retail industry, as well as company specific information.

Summary – Based on the Company's overall market interest rate and foreign currency rate exposure at January 31, 2004, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2005 would not be material. However, fluctuations in foreign currency exchange rates could have a material effect on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2005.

## NEW ACCOUNTING PRINCIPLES

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities (VIE), an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). The Interpretation provides guidance for determining whether an entity is a variable interest entity and evaluation for consolidation based on a company's variable interests. The Interpretation is effective (1) immediately for VIE's created after January 31, 2003 and (2) in the first interim period ending after March 15, 2004 for VIE's created prior to February 1, 2003. The Company has no variable interest entities and the adoption of FIN 46 is expected to have no impact on the Company's financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued a revised SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," which contains additional disclosure requirements and also requires interim-period disclosure of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other postretirement benefit plans. The additional disclosures were added to assist users of financial statements with a) evaluating plan assets and the expected long-term rate of return used in determining net pension cost, b) evaluating the employer's obligations under pension plans and the effects of those obligations on the employer's future cash flows, and c) estimating the potential impact of net pension costs on future net income. The provisions of SFAS 132 as revised is effective for fiscal years ending after December 15, 2003. The Company has adopted this Statement effective for Fiscal 2004. For additional information, see Note 9 to the Company's Consolidated Financial Statements.

In November 2002, the EITF issued Consensus No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The new pronouncement addresses the accounting for cash consideration received by a customer from a vendor and rebates or refunds from a vendor that are payable only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period. This statement requires the above to be treated as a reduction of cost of inventory purchased unless the cash consideration received from vendors represents a reimbursement of specific, incremental, identifiable costs incurred by the customer in selling the vendor's products or services, in which case the reimbursement should be characterized as a reduction of that cost during the period that the cost is incurred. If the amount of consideration received from a vendor exceeds the cost being reimbursed, that excess amount should be characterized as a reduction of cost of sales when recognized in the customer's income statement. The Company adopted this statement effective beginning the first quarter of Fiscal 2004. The adoption did not have a material impact on its results of operations or financial condition, because the Company has historically accounted for its consideration received from vendors in a manner consistent with the provisions of Consensus No. 02-16.

## INFLATION

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

| In Thousands, except per common share data, financial statistics and other data | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **RESULTS OF OPERATIONS DATA** | | | | | |
| NET SALES | $ 837,379 | $ 828,307 | $ 746,157 | $ 679,337 | $ 552,440 |
| DEPRECIATION | 21,835 | 19,314 | 16,239 | 13,200 | 10,514 |
| EARNINGS BEFORE INTEREST AND TAXES | 52,622 | 66,694 | 63,428 | 60,187 | 46,969 |
| PRETAX EARNINGS FROM CONTINUING OPERATIONS | 45,333 | 58,824 | 55,864 | 52,987 | 40,982 |
| EARNINGS FROM CONTINUING OPERATIONS | 29,618 | 36,445 | 38,323 | 32,831 | 25,335 |
| DISCONTINUED OPERATIONS (NET OF TAX) | (888) | (165) | (1,253) | (3,233) | 587 |
| NET EARNINGS | $ 28,730 | $ 36,280 | $ 37,070 | $ 29,598 | $ 25,922 |
| **PER COMMON SHARE DATA** | | | | | |
| EARNINGS FROM CONTINUING OPERATIONS | | | | | |
| BASIC | $ 1.35 | $ 1.66 | $ 1.74 | $ 1.51 | $ 1.12 |
| DILUTED | 1.31 | 1.47 | 1.54 | 1.35 | 1.03 |
| DISCONTINUED OPERATIONS | | | | | |
| BASIC | (.04) | (.01) | (.06) | (.15) | .03 |
| DILUTED | (.04) | .00 | (.05) | (.12) | .02 |
| NET EARNINGS | | | | | |
| BASIC | 1.33 | 1.65 | 1.68 | 1.36 | 1.14 |
| DILUTED | 1.29 | 1.47 | 1.49 | 1.23 | 1.05 |
| **BALANCE SHEET DATA** | | | | | |
| TOTAL ASSETS | $ 430,187 | $ 419,073 | $ 363,554 | $ 352,163 | $ 301,165 |
| LONG-TERM DEBT | 86,250 | 103,245 | 103,245 | 103,500 | 103,500 |
| NON-REDEEMABLE PREFERRED STOCK | 7,580 | 7,599 | 7,634 | 7,721 | 7,882 |
| COMMON SHAREHOLDERS' EQUITY | 208,018 | 175,180 | 153,553 | 130,504 | 100,360 |
| ADDITIONS TO PROPERTY AND EQUIPMENT | 19,521 | 36,276 | 43,723 | 34,735 | 22,312 |
| **FINANCIAL STATISTICS** | | | | | |
| EARNINGS BEFORE INTEREST AND TAXES AS A PERCENT OF NET SALES | 6.3% | 8.1% | 8.5% | 8.9% | 8.5% |
| BOOK VALUE PER SHARE | $ 9.58 | $ 8.06 | $ 7.03 | $ 6.02 | $ 4.73 |
| WORKING CAPITAL | $ 191,324 | $ 178,327 | $ 162,649 | $ 144,926 | $ 138,007 |
| CURRENT RATIO | 3.1 | 3.0 | 3.2 | 2.5 | 2.8 |
| PERCENT LONG-TERM DEBT TO TOTAL CAPITALIZATION | 28.6% | 36.1% | 39.0% | 42.8% | 48.9% |
| **OTHER DATA (END OF YEAR)** | | | | | |
| NUMBER OF RETAIL OUTLETS* | 1,046 | 991 | 908 | 836 | 679 |
| NUMBER OF EMPLOYEES | 6,200 | 5,700 | 5,325 | 4,700 | 4,250 |

*INCLUDES NAUTICA RETAIL LEASED DEPARTMENTS OF 57 AND 47 IN FISCAL 2001 AND 2000, RESPECTIVELY.

REFLECTED IN EARNINGS FROM CONTINUING OPERATIONS FOR FISCAL 2004, 2003, 2002 AND 2001 WERE RESTRUCTURING AND OTHER CHARGES OF $0.9 MILLION, $2.5 MILLION, $5.1 MILLION AND $4.4 MILLION, RESPECTIVELY, INCLUDING $0.3 MILLION AND $1.0 MILLION INCLUDED IN GROSS MARGIN IN FISCAL 2002 AND 2001, RESPECTIVELY. SEE NOTE 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR ADDITIONAL INFORMATION REGARDING THESE CHARGES.

REFLECTED IN EARNINGS FROM CONTINUING OPERATIONS FOR FISCAL 2004 AND 2002 WAS A TAX BENEFIT OF $1.1 MILLION AND $3.5 MILLION, RESPECTIVELY, RESULTING FROM THE REVERSAL OF PREVIOUSLY ACCRUED INCOME TAXES.

LONG-TERM DEBT INCLUDES CURRENT OBLIGATIONS. IN JUNE 2003, THE COMPANY ISSUED $86.3 MILLION OF 4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023. THE COMPANY USED THE PROCEEDS PLUS ADDITIONAL CASH TO PAY OFF $103.2 MILLION OF ITS 5 1/2% CONVERTIBLE SUBORDINATED NOTES WHICH RESULTED IN A $2.6 MILLION LOSS ON THE EARLY RETIREMENT OF DEBT REFLECTED IN EARNINGS FROM CONTINUING OPERATIONS FOR FISCAL 2004.

THE COMPANY HAS NOT PAID DIVIDENDS ON ITS COMMON STOCK SINCE 1973. SEE NOTES 5 AND 7 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF LIMITATIONS ON THE COMPANY'S ABILITY TO PAY DIVIDENDS.

# management's responsibility

FOR FINANCIAL STATEMENTS

The consolidated financial statements presented in this report are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States. Some of the amounts included in the financial information are necessarily based on estimates and judgements of management.

The Company maintains accounting and related internal control systems designed to provide, among other things, reasonable assurance that transactions are executed in accordance with management's authorization and that they are recorded and reported properly. An integral part of the control system is an internal audit program which regularly reviews the internal control systems of the Company and coordinates its activity with the examination by the Company's independent auditors. There are limitations inherent in all systems of internal control and the Company weighs the cost of such systems against the expected benefits.

The financial statements have been examined by our independent auditors, Ernst & Young. Their primary role is to render an independent professional opinion on the financial statements. Their examinations, which are performed in accordance with auditing standards generally accepted in the United States of America, include a study and evaluation of the Company's accounting systems and internal controls sufficient to express their opinion on those financial statements.

The audit committee of the board of directors, composed entirely of directors who are not employees of the Company, meets regularly with management, the internal auditor and the independent auditors to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The internal auditor and the independent auditors have full and free access to the audit committee and meet (with and without management present) to discuss appropriate matters.

James S. Gulmi
SENIOR VICE PRESIDENT – FINANCE
CHIEF FINANCIAL OFFICER

Paul D. Williams
CHIEF ACCOUNTING OFFICER

# report

OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GENESCO INC.

ERNST & YOUNG

We have audited the accompanying consolidated balance sheets of Genesco Inc. and Subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesco Inc. and Subsidiaries at January 31, 2004 and February 1, 2003, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 1, 2004,
EXCEPT FOR THE LAST PARAGRAPH IN NOTE 15, AS TO WHICH THE DATE IS MARCH 15, 2004

| In Thousands, except share amounts | As of Fiscal Year End 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| CASH AND CASH EQUIVALENTS | $ 81,549 | $ 55,929 |
| ACCOUNTS RECEIVABLE, NET OF ALLOWANCES OF $3,334 IN 2004 AND $2,434 IN 2003 | 12,515 | 19,412 |
| INVENTORIES | 167,234 | 168,622 |
| DEFERRED INCOME TAXES | 7,633 | 9,071 |
| PREPAIDS AND OTHER CURRENT ASSETS | 14,835 | 13,559 |
| **TOTAL CURRENT ASSETS** | 283,766 | 266,593 |
| PROPERTY AND EQUIPMENT: | | |
| LAND | 4,856 | 4,913 |
| BUILDINGS AND BUILDING EQUIPMENT | 13,917 | 13,967 |
| MACHINERY | 45,174 | 41,712 |
| FURNITURE AND FIXTURES | 45,305 | 42,364 |
| CONSTRUCTION IN PROGRESS | 3,469 | 9,338 |
| IMPROVEMENTS TO LEASED PROPERTY | 104,941 | 99,048 |
| PROPERTY AND EQUIPMENT, AT COST | 217,662 | 211,342 |
| ACCUMULATED DEPRECIATION | (95,995) | (83,800) |
| PROPERTY AND EQUIPMENT, NET | 121,667 | 127,542 |
| DEFERRED INCOME TAXES | 18,137 | 20,625 |
| OTHER NONCURRENT ASSETS | 6,617 | 4,313 |
| **TOTAL ASSETS** | $ 430,187 | $ 419,073 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| ACCOUNTS PAYABLE | $ 47,921 | $ 43,660 |
| ACCRUED RENT | 11,636 | 10,072 |
| ACCRUED INCOME TAXES | 8,689 | 4,478 |
| ACCRUED EMPLOYEE COMPENSATION | 6,284 | 10,770 |
| ACCRUED OTHER TAXES | 5,055 | 5,009 |
| OTHER ACCRUED LIABILITIES | 11,100 | 12,389 |
| PROVISION FOR DISCONTINUED OPERATIONS | 1,757 | 1,888 |
| TOTAL CURRENT LIABILITIES | 92,442 | 88,266 |
| LONG-TERM DEBT | 86,250 | 103,245 |
| PENSION LIABILITY | 25,617 | 34,349 |
| OTHER LONG-TERM LIABILITIES | 9,014 | 9,727 |
| PROVISION FOR DISCONTINUED OPERATIONS | 1,266 | 707 |
| **TOTAL LIABILITIES** | 214,589 | 236,294 |
| COMMITMENTS AND CONTINGENT LIABILITIES | | |
| **SHAREHOLDERS' EQUITY** | | |
| NON-REDEEMABLE PREFERRED STOCK | 7,580 | 7,599 |
| COMMON SHAREHOLDERS' EQUITY: | | |
| COMMON STOCK, $1 PAR VALUE: AUTHORIZED: 80,000,000 SHARES ISSUED/OUTSTANDING: JANUARY 31, 2004 – 22,211,661/21,723,197 FEBRUARY 1, 2003 – 22,221,566/21,733,102 | 22,212 | 22,222 |
| ADDITIONAL PAID-IN CAPITAL | 96,612 | 97,488 |
| RETAINED EARNINGS | 132,215 | 103,779 |
| ACCUMULATED OTHER COMPREHENSIVE LOSS | (25,164) | (30,452) |
| TREASURY SHARES, AT COST | (17,857) | (17,857) |
| TOTAL SHAREHOLDERS' EQUITY | 215,598 | 182,779 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 430,187 | $ 419,073 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

# earnings

| In Thousands, except per share amounts | Fiscal Year 2004 | 2003 | 2002 |
|---|---|---|---|
| NET SALES | $ 837,379 | $ 828,307 | $ 746,157 |
| COST OF SALES | 448,601 | 438,231 | 397,212 |
| SELLING AND ADMINISTRATIVE EXPENSES | 332,674 | 320,833 | 280,712 |
| RESTRUCTURING AND OTHER CHARGES, NET | 901 | 2,549 | 4,805 |
| EARNINGS FROM OPERATIONS | 55,203 | 66,694 | 63,428 |
| LOSS ON EARLY RETIREMENT OF DEBT | 2,581 | -0- | -0- |
| INTEREST EXPENSE, NET: | | | |
| INTEREST EXPENSE | 7,902 | 8,544 | 8,698 |
| INTEREST INCOME | (613) | (674) | (1,134) |
| TOTAL INTEREST EXPENSE, NET | 7,289 | 7,870 | 7,564 |
| EARNINGS BEFORE INCOME TAXES FROM CONTINUING OPERATIONS | 45,333 | 58,824 | 55,864 |
| INCOME TAXES | 15,715 | 22,379 | 17,541 |
| EARNINGS FROM CONTINUING OPERATIONS | 29,618 | 36,445 | 38,323 |
| *DISCONTINUED OPERATIONS:* | | | |
| PROVISION FOR FUTURE LOSSES | (888) | (165) | (1,253) |
| **NET EARNINGS** | $ 28,730 | $ 36,280 | $ 37,070 |
| BASIC EARNINGS PER COMMON SHARE: | | | |
| CONTINUING OPERATIONS | $ 1.35 | $ 1.66 | $ 1.74 |
| DISCONTINUED OPERATIONS | $ (.04) | $ (.01) | $ (.06) |
| NET EARNINGS | $ 1.31 | $ 1.65 | $ 1.68 |
| DILUTED EARNINGS PER COMMON SHARE: | | | |
| CONTINUING OPERATIONS | $ 1.33 | $ 1.47 | $ 1.54 |
| DISCONTINUED OPERATIONS | $ (.04) | $ 0.00 | $ (.05) |
| NET EARNINGS | $ 1.29 | $ 1.47 | $ 1.49 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

# cash flows

| In Thousands | 2004 | Fiscal Year 2003 | 2002 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| NET EARNINGS | $ 28,730 | $ 36,280 | $ 37,070 |
| TAX BENEFIT OF STOCK OPTIONS EXERCISED | 69 | 516 | 1,138 |
| ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES: | | | |
| DEPRECIATION | 21,835 | 19,314 | 16,239 |
| DEFERRED INCOME TAXES | 259 | 2,362 | 6,071 |
| PROVISION FOR LOSSES ON ACCOUNTS RECEIVABLE | 271 | 55 | (263) |
| IMPAIRMENT OF LONG-LIVED ASSETS | 2,841 | 2,373 | 1,010 |
| LOSS ON RETIREMENT OF DEBT | 959 | -0- | -0- |
| RESTRUCTURING CHARGE (GAIN) | (1,940) | 176 | 4,117 |
| PROVISION FOR DISCONTINUED OPERATIONS | 1,433 | 267 | 2,008 |
| OTHER | 1,235 | 1,088 | 1,039 |
| EFFECT ON CASH OF CHANGES IN WORKING CAPITAL AND OTHER ASSETS AND LIABILITIES: | | | |
| ACCOUNTS RECEIVABLE | 6,564 | 390 | 3,515 |
| INVENTORIES | 1,388 | (25,766) | (8,941) |
| OTHER CURRENT ASSETS | (1,276) | (1,127) | (1,911) |
| ACCOUNTS PAYABLE | 4,305 | 12,142 | (14,382) |
| OTHER ACCRUED LIABILITIES | 2,038 | (2,731) | (16,597) |
| OTHER ASSETS AND LIABILITIES | (3,085) | (2,824) | (5,110) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 65,626 | 42,515 | 25,003 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| CAPITAL EXPENDITURES | (19,521) | (36,276) | (43,723) |
| PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT | 683 | 93 | 436 |
| NET CASH USED IN INVESTING ACTIVITIES | (18,838) | (36,183) | (43,287) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| PAYMENTS OF LONG-TERM DEBT | (103,245) | -0- | -0- |
| LONG-TERM BORROWINGS | 86,250 | -0- | -0- |
| STOCK REPURCHASES | (1,901) | (4,044) | (4,826) |
| CHANGE IN OVERDRAFT BALANCES | (44) | 5,405 | 2,903 |
| DIVIDENDS PAID | (294) | (294) | (294) |
| OPTIONS EXERCISED AND SHARES ISSUED IN EMPLOYEE STOCK PURCHASE PLAN | 1,028 | 2,147 | 6,890 |
| DEFERRED FINANCING COSTS | (2,961) | -0- | (386) |
| OTHER | (1) | (1) | (1) |
| NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES | (21,168) | 3,213 | 4,286 |
| **NET CASH FLOWS** | 25,620 | 9,545 | (13,998) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 55,929 | 46,384 | 60,382 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 81,549 | $ 55,929 | $ 46,384 |
| **SUPPLEMENTAL CASH FLOW INFORMATION:** | | | |
| NET CASH PAID FOR: | | | |
| INTEREST | $ 8,496 | $ 8,231 | $ 8,156 |
| INCOME TAXES | 10,630 | 16,013 | 17,749 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF

# shareholders' equity

| In Thousands | Total Non-Redeemable Preferred Stock | Common Stock | Additional Paid-In Capital | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Loss | Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| **BALANCE FEBRUARY 3, 2001** | $ 7,721 | $ 22,150 | $ 95,194 | $(17,857) | $ 31,017 | $ -0- | | $138,225 |
| NET EARNINGS | -0- | -0- | -0- | -0- | 37,070 | -0- | $ 37,070 | 37,070 |
| DIVIDENDS PAID | -0- | -0- | -0- | -0- | (294) | -0- | -0- | (294) |
| EXERCISE OF OPTIONS | -0- | 391 | 5,919 | -0- | -0- | -0- | -0- | 6,310 |
| ISSUE SHARES-EMPLOYEE STOCK PURCHASE PLAN | -0- | 42 | 538 | -0- | -0- | -0- | -0- | 580 |
| TAX EFFECT OF EXERCISE OF STOCK OPTIONS | -0- | -0- | 1,138 | -0- | -0- | -0- | -0- | 1,138 |
| STOCK REPURCHASES | -0- | (271) | (4,555) | -0- | -0- | -0- | -0- | (4,826) |
| CUMULATIVE EFFECT OF SFAS NO. 133 (NET OF TAX OF $0.5 MILLION) | -0- | -0- | -0- | -0- | -0- | 808 | 808 | 808 |
| NET CHANGE IN FOREIGN CURRENCY FORWARD CONTRACTS | -0- | -0- | -0- | -0- | -0- | (906) | (906) | (906) |
| LOSS ON FOREIGN CURRENCY FORWARD CONTRACTS (NET OF TAX BENEFIT OF $0.1 MILLION) | -0- | -0- | -0- | -0- | -0- | (98) | (98) | (98) |
| MINIMUM PENSION LIABILITY ADJUSTMENT (NET OF TAX BENEFIT OF $11.0 MILLION) | -0- | -0- | -0- | -0- | -0- | (17,238) | (17,238) | (17,238) |
| OTHER | (87) | 19 | 388 | -0- | -0- | -0- | -0- | 320 |
| COMPREHENSIVE INCOME | | | | | | | 19,734 | |
| **BALANCE FEBRUARY 2, 2002** | 7,634 | 22,331 | 98,622 | (17,857) | 67,793 | (17,336) | | 161,187 |
| NET EARNINGS | -0- | -0- | -0- | -0- | 36,280 | -0- | 36,280 | 36,280 |
| DIVIDENDS PAID | -0- | -0- | -0- | -0- | (294) | -0- | -0- | (294) |
| EXERCISE OF OPTIONS | -0- | 122 | 1,443 | -0- | -0- | -0- | -0- | 1,565 |
| ISSUE SHARES-EMPLOYEE STOCK PURCHASE PLAN | -0- | 49 | 533 | -0- | -0- | -0- | -0- | 582 |
| TAX EFFECT OF EXERCISE OF STOCK OPTIONS | -0- | -0- | 516 | -0- | -0- | -0- | -0- | 516 |
| STOCK REPURCHASES | -0- | (286) | (3,758) | -0- | -0- | -0- | -0- | (4,044) |
| GAIN ON FOREIGN CURRENCY FORWARD CONTRACTS (NET OF TAX OF $0.3 MILLION) | -0- | -0- | -0- | -0- | -0- | 439 | 439 | 439 |
| MINIMUM PENSION LIABILITY ADJUSTMENT (NET OF TAX BENEFIT OF $8.7 MILLION) | -0- | -0- | -0- | -0- | -0- | (13,555) | (13,555) | (13,555) |
| OTHER | (35) | 6 | 132 | -0- | -0- | -0- | -0- | 103 |
| COMPREHENSIVE INCOME | | | | | | | 23,164 | |
| **BALANCE FEBRUARY 1, 2003** | 7,599 | 22,222 | 97,488 | (17,857) | 103,779 | (30,452) | | 182,779 |
| NET EARNINGS | -0- | -0- | -0- | -0- | 28,730 | -0- | 28,730 | 28,730 |
| DIVIDENDS PAID | -0- | -0- | -0- | -0- | (294) | -0- | -0- | (294) |
| EXERCISE OF OPTIONS | -0- | 45 | 624 | -0- | -0- | -0- | -0- | 669 |
| ISSUE SHARES-EMPLOYEE STOCK PURCHASE PLAN | -0- | 32 | 327 | -0- | -0- | -0- | -0- | 359 |
| TAX EFFECT OF EXERCISE OF STOCK OPTIONS | -0- | -0- | 69 | -0- | -0- | -0- | -0- | 69 |
| STOCK REPURCHASES | -0- | (117) | (1,784) | -0- | -0- | -0- | -0- | (1,901) |
| GAIN ON FOREIGN CURRENCY FORWARD CONTRACTS (NET OF TAX OF $0.6 MILLION) | -0- | -0- | -0- | -0- | -0- | 985 | 985 | 985 |
| MINIMUM PENSION LIABILITY ADJUSTMENT (NET OF TAX OF $2.8 MILLION) | -0- | -0- | -0- | -0- | -0- | 4,303 | 4,303 | 4,303 |
| OTHER | (19) | 30 | (112) | -0- | -0- | -0- | -0- | (101) |
| COMPREHENSIVE INCOME | | | | | | | $ 34,018 | |
| **BALANCE JANUARY 31, 2004** | **$ 7,580** | **$22,212** | **$96,612** | **$(17,857)** | **$132,215** | **$(25,164)** | | **$215,598** |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

The Company's businesses include the design or sourcing, marketing and distribution of footwear principally under the Johnston & Murphy and Dockers brands and the operation at January 31, 2004 of 1,046 Jarman, Journeys, Journeys Kidz, Johnston & Murphy and Underground Station retail footwear stores and leased departments. The Company ended its license to market footwear under the Nautica label ("Nautica Footwear"), effective January 31, 2001. The Company continued to sell Nautica - branded footwear during the first six months of Fiscal 2002 in order to fill existing customer orders and sell existing inventory (see Note 2).

### PRINCIPLES OF CONSOLIDATION

All subsidiaries are included in the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated.

### FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. As a result, Fiscal 2004, Fiscal 2003 and Fiscal 2002 were 52-week years with 364 days each. Fiscal Year 2004 ended on January 31, 2004, Fiscal Year 2003 ended on February 1, 2003 and Fiscal Year 2002 ended on February 2, 2002.

### FINANCIAL STATEMENT RECLASSIFICATIONS

Certain reclassifications have been made to conform prior years' data to the current year presentation.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring management estimates or judgements include the following key financial areas:

#### INVENTORY VALUATION

The Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margin, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

### IMPAIRMENT OF LONG-TERM ASSETS

The Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of long-lived assets.

### ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 12 to the Company's Consolidated Financial Statements. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstance as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

### REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

### PENSION PLAN ACCOUNTING

The Company accounts for the defined benefit pension plans using Statement of Financial Accounting Standards (SFAS) No. 87, Employer's Accounting for Pensions. Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

### CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents at January 31, 2004 and February 1, 2003, are cash equivalents of $71.1 million and $47.4 million, respectively. Cash equivalents are highly-liquid debt instruments having an original maturity of three months or less. The majority of payments due from banks for customer credit card transactions process within 24 - 48 hours and are accordingly classified as cash and cash equivalents.

At January 31, 2004 and February 1, 2003, outstanding checks drawn on zero-balance accounts at certain domestic banks exceeded book cash balances at those banks by approximately $12.0 million and $12.1 million, respectively. These amounts are included in trade accounts payable.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

### CONCENTRATION OF CREDIT RISK AND ALLOWANCES ON ACCOUNTS RECEIVABLE

The Company's footwear wholesaling business sells primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Credit risk is affected by conditions or occurrences within the economy and the retail industry. One customer accounted for 13% and another customer accounted for 11% of the Company's trade receivables balance as of January 31, 2004 and no other customer accounted for more than 8% of the Company's trade receivables balance as of January 31, 2004.

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information as well as company specific factors. The Company also establishes allowances for sales returns, customer deductions and co-op advertising based on specific circumstances, historical trends and projected probable outcomes.

### PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of related assets. Depreciation and amortization expense are computed principally by the straight-line method over the following estimated useful lives:

| | |
|---|---|
| BUILDINGS AND BUILDING EQUIPMENT | 20-45 YEARS |
| MACHINERY | 3-10 YEARS |
| FURNITURE AND FIXTURES | 10 YEARS |

Leasehold improvements and properties under capital leases are amortized on the straight-line method over the shorter of their useful lives or their related lease terms.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at January 31, 2004 and February 1, 2003 are:

### FAIR VALUES

| | 2004 | | 2003 | |
|---|---|---|---|---|
| In Thousands | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| LONG-TERM DEBT | $ 86,250 | $ 94,314 | $ 103,245 | $ 107,175 |

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables, foreign currency hedges and accounts payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based on dealer prices on the respective balance sheet dates.

### POSTRETIREMENT BENEFITS

Substantially all full-time employees are covered by a defined benefit pension plan. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act (see Note 9).

### COST OF SALES

For the Company's retail operations, the cost of sales includes actual product cost, the cost of transportation to the Company's warehouses from suppliers and the cost of transportation from the Company's warehouses to the stores. Additionally, the cost of its distribution facilities allocated to its retail operations is included in cost of sales.

For the Company's wholesale operations, the cost of sales includes the actual product cost and the cost of transportation to the Company's warehouses from suppliers.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

### SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses include all operating costs of the Company excluding (i) those related to the transportation of products from the supplier to the warehouse, (ii) for its retail operations, those related to the transportation of products from the warehouse to the store and (iii) costs of its distribution facilities which are allocated to its retail operations. Wholesale and unallocated retail costs of distribution are included in selling and administrative expenses in the amounts of $8.7 million, $6.4 million and $3.9 million for Fiscal 2004, 2003 and 2002, respectively.

### BUYING, MERCHANDISING AND OCCUPANCY COSTS

The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin.

### SHIPPING AND HANDLING COSTS

Shipping and handling costs are charged to cost of sales in the period incurred except for wholesale and unallocated retail costs of distribution, which are included in selling and administrative expenses.

### PREOPENING COSTS

Costs associated with the opening of new stores are expensed as incurred, and are included in selling and administrative expenses on the accompanying Statements of Earnings.

### STORE CLOSINGS AND EXIT COSTS

From time to time, the Company makes strategic decisions to close stores or exit locations or activities. If stores or operating activities to be closed or exited constitute components, as defined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (adopted in Fiscal 2002), and if such closures will result in the exit of a market, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component on the statement of earnings, if material individually or cumulatively.

Assets related to planned store closures or other exit activities are reflected as assets held for sale and recorded at the lower of carrying value or fair value less costs to sell when the required criteria, as defined by SFAS No. 144, are satisfied. Depreciation ceases on the date that the held for sale criteria are met.

Assets related to planned store closures or other exit activities that do not meet the criteria to be classified as held for sale are evaluated for impairment in accordance with the Company's normal impairment policy, but with consideration given to revised estimates to future cash flows. In any event, the remaining depreciable useful lives are revaluated and adjusted as necessary.

Exit costs related to anticipated lease termination costs, severance benefits and other expected charges are accrued for and recognized in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (adopted in Fiscal 2003).

### ADVERTISING COSTS

Advertising costs are predominantly expensed as incurred. Advertising costs were $20.3 million, $22.6 million and $21.5 million for Fiscal 2004, 2003 and 2002, respectively. Direct response advertising costs for catalogs are capitalized, in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position No. 93-7, "Reporting on Advertising Costs." Such costs are amortized over the estimated future revenues realized from such advertising, not to exceed six months. The consolidated balance sheets included prepaid assets for direct response advertising costs of $0.8 million at January 31, 2004 and February 1, 2003.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

### CONSIDERATION TO RESELLERS

The Company does not have any written buy-down programs with retailers but the Company has provided certain retailers with markdown allowances for obsolete and slow moving products that are in the retailer's inventory. The Company estimates these allowances and provides for them as reductions to revenues at the time revenues are recorded. Markdowns are negotiated with retailers and changes are made to the estimates as agreements are reached. Actual amounts for markdowns have not differed materially from estimates.

### COOPERATIVE ADVERTISING

Cooperative advertising funds are made available to all of the Company's retail customers. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of expenses to be reimbursed. The Company's cooperative advertising agreements require that retail customers present documentation or other evidence of specific advertisements or display materials used for the Company's products by submitting the actual print advertisements presented in catalogs, newspaper inserts or other advertising circulars, or by permitting physical inspection of displays. Additionally, the Company's cooperative advertising agreements require that the amount of reimbursement requested for such advertising or materials be supported by invoices or other evidence of the actual costs incurred by the retailer. The Company accounts for these cooperative advertising costs as selling and administrative expenses, in accordance with Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Cooperative advertising costs recognized in selling and administrative expenses were $2.5 million, $3.5 million and $3.6 million in Fiscal 2004, 2003 and 2002, respectively. During Fiscal 2004, 2003 and 2002, the Company's cooperative advertising reimbursements paid did not exceed the fair value of the benefits received under those agreements.

### VENDOR ALLOWANCES

From time to time the Company negotiates allowances from its vendors for markdowns taken or expected to be taken. These markdowns are typically negotiated on specific merchandise and for specific amounts. These specific allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Markdown allowances not attached to specific inventory on hand or already sold are applied to concurrent or future purchases from each respective vendor.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors and represent specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Such costs and the related reimbursements are accumulated and monitored on an individual vendor basis, pursuant to the respective cooperative advertising agreements with vendors. Such cooperative advertising reimbursements are recorded as a reduction of selling and administrative expenses in the same period in which the associated expense is incurred. If the amount of cash consideration received exceeds the costs being reimbursed, such excess amount would be recorded as a reduction of cost of sales.

Vendor reimbursements of cooperative advertising costs recognized as a reduction of selling and administrative expenses were $2.3 million, $2.5 million and $2.3 million for Fiscal 2004, 2003 and 2002, respectively. During Fiscal 2004, 2003 and 2002, the Company's cooperative advertising reimbursements received were not in excess of the costs being reimbursed.

### ENVIRONMENTAL COSTS

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated and are evaluated independently of any future claims for recovery. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

### INCOME TAXES

Deferred income taxes are provided for all temporary differences and operating loss and tax credit carryforwards limited, in the case of deferred tax assets, to the amount the Company believes is more likely than not to be realized in the foreseeable future.

### CAPITALIZED INTEREST

SFAS No. 34, "Capitalization of Interest Cost," requires capitalizing interest cost as a part of the historical cost of acquiring certain assets, such as assets that are constructed or produced for a company's own use. The Company capitalized $0.4 million and $0.1 million of interest cost in Fiscal 2003 and 2002, respectively, in connection with the Company's new distribution center.

### EARNINGS PER COMMON SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock (see Note 10).

### OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires, among other things, the Company's minimum pension liability adjustment and unrealized gains or losses on foreign currency forward contracts to be included in other comprehensive income net of tax. Accumulated other comprehensive loss at January 31, 2004 consists of $26.5 million of cumulative minimum pension liability adjustments, net of tax, and of cumulative net gains of $1.3 million on foreign currency forward contracts, net of tax.

### BUSINESS SEGMENTS

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose "operating segments" based on the way management disaggregates the company for making internal operating decisions (see Note 13).

### DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS Nos. 133, 137 and 138 (collectively "SFAS 133") require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The accounting for changes in the fair value of a derivative are recorded each period in current earnings or in other comprehensive income depending on the intended use of the derivative and the resulting designation.

### STOCK INCENTIVE PLANS

The Company implemented SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," in the fourth quarter of Fiscal 2003. This statement amends the disclosure provisions of FASB Statement No. 123, "Accounting for Stock Based Compensation" to require prominent disclosure about the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends Accounting Principles Board (APB) Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information.

As of January 31, 2004, the Company had two fixed stock incentive plans and three restricted stock incentive plans, which are described more fully in Note 11 to the Consolidated Financial Statements. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no compensation cost has been recognized other than for its restricted stock incentive plans. The compensation cost that has been charged against income for its restricted plans was $0.8 million, $0.7 million and $0.4 million for Fiscal 2004, 2003 and 2002, respectively. There was no additional stock incentive plan compensation reflected in net income, as all options granted under the fixed stock plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for all of the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation" (as amended by SFAS No. 148), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

| | Fiscal Years | | |
|---|---|---|---|
| (In Thousands, except per share amounts) | 2004 | 2003 | 2002 |
| NET INCOME, AS REPORTED | $ 28,730 | $ 36,280 | $ 37,070 |
| ADD: STOCK-BASED EMPLOYEE COMPENSATION EXPENSE INCLUDED IN REPORTED NET INCOME, NET OF RELATED TAX EFFECTS | 408 | 381 | 183 |
| DEDUCT: TOTAL STOCK-BASED EMPLOYEE COMPENSATION EXPENSE DETERMINED UNDER FAIR VALUE BASED METHOD FOR ALL AWARDS, NET OF RELATED TAX EFFECTS | (2,320) | (2,171) | (1,921) |
| PRO FORMA NET INCOME | $ 26,818 | $ 34,490 | $ 35,332 |
| EARNINGS PER SHARE: | | | |
| BASIC - AS REPORTED | $ 1.31 | $ 1.65 | $ 1.68 |
| BASIC - PRO FORMA | $ 1.22 | $ 1.57 | $ 1.60 |
| DILUTED - AS REPORTED | $ 1.29 | $ 1.47 | $ 1.49 |
| DILUTED - PRO FORMA | $ 1.20 | $ 1.41 | $ 1.43 |

### OTHER NEW ACCOUNTING PRINCIPLES

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities (VIE), an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). The Interpretation provides guidance for determining whether an entity is a variable interest entity and evaluation for consolidation based on a company's variable interests. The Interpretation is effective (1) immediately for VIE's created after January 31, 2003 and (2) in the first interim period ending after March 15, 2004 for VIE's created prior to February 1, 2003. The Company has no variable interest entities and the adoption of FIN 46 is expected to have no impact on the Company's financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued a revised SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," which contains additional disclosure requirements and also requires interim-period disclosure of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other postretirement benefit plans. The additional disclosures were added to assist users of financial statements with a) evaluating plan assets and the expected long-term rate of return used in determining net pension cost, b) evaluating the employer's obligations under pension plans and the effects of those obligations on the employer's future cash flows, and c) estimating the potential impact of net pension costs on future net income. The provisions of SFAS 132 as revised is effective for fiscal years ending after December 15, 2003. The Company has adopted this Statement effective for Fiscal 2004. For additional information, see Note 9 to the Company's Consolidated Financial Statements.

In November 2002, the EITF issued Consensus No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The new pronouncement addresses the accounting for cash consideration received by a customer from a vendor and rebates or refunds from a vendor that are payable only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period. This statement requires the above to be treated as a reduction of cost of inventory purchased unless the cash consideration received from vendors represents a reimbursement of specific, incremental, identifiable costs incurred by the customer in selling the vendor's products or services, in which case the reimbursement should be characterized as a reduction of that cost during the period that the cost is incurred. If the amount of consideration received from a vendor exceeds the cost being reimbursed, that excess amount should be characterized as a reduction of cost of sales when recognized in the customer's income statement. The Company adopted this statement effective beginning the first quarter of Fiscal 2004. The adoption did not have a material impact on its results of operations or financial condition, because the Company has historically accounted for its consideration received from vendors in a manner consistent with the provisions of Consensus No. 02-16.

## NOTE 2: RESTRUCTURING CHARGES AND DISCONTINUED OPERATIONS

### RESTRUCTURING AND OTHER CHARGES

#### IMPAIRMENT AND OTHER CHARGES

The Company recorded a pretax charge to earnings of $1.0 million ($0.6 million net of tax) in the fourth quarter of Fiscal 2004. The charge includes $2.8 million in asset impairments related to 59 underperforming retail stores identified as suitable for closing if acceptable lease terminations can be negotiated, most of which are Jarman stores. The charge is net of recognition of $1.8 million of excess restructuring provisions relating to facility shutdown costs originally accrued in Fiscal 2002. In accordance with SFAS No. 146, the Company revised its estimated liability and reduced the lease obligation during the period that the early lease termination was legally obtained.

The Company recorded a pretax charge to earnings of $2.5 million ($1.6 million net of tax) in the fourth quarter of Fiscal 2003. The charge includes $2.4 million in asset impairments related to 14 underperforming retail stores identified as suitable for closing if acceptable lease terminations can be negotiated, the payments included in the restructuring provision related to the termination of one of those leases, and $0.1 million in severance payments. The majority of these costs relate to the Johnston & Murphy division.

In accordance with Company policy, the Company evaluated assets at these identified stores for impairment when a strategic decision was made during the fourth quarter of Fiscal 2004 and 2003 to pursue the closure of these stores. Assets were determined to be impaired when the revised estimated future cash flows were insufficient to recover the carrying costs. Impairment charges represent the excess of the carrying value over the fair value of those assets.

Asset impairment charges are reflected as a reduction of the net carrying value of property and equipment, and in restructuring and other charges in the accompanying Statements of Earnings.

#### JOHNSTON & MURPHY PLANT CLOSING AND REDUCTIONS IN OPERATING EXPENSES

On January 31, 2002, the Company's board of directors approved a plan to streamline operations and reduce operating expenses. The plan included closing the Company's last remaining manufacturing plant and eliminating approximately 40 positions from its Nashville headquarters workforce. At the same time, the Company recognized the impairment of assets used in 12 underperforming stores, primarily in the Jarman group.

In connection with the plant closing, employee severance and asset impairments, the Company recorded a pretax charge to earnings of $5.4 million ($3.4 million net of tax) in the fourth quarter of Fiscal 2002. The charge included $0.3 million in plant asset write-downs, $3.7 million of other costs, including primarily employee severance and facility shutdown costs and $1.0 million of retail store asset impairments. Also included in the charge was a $0.4 million inventory write-down, primarily related to inventory of product offerings affected by the plant closing, which is reflected in gross margin on the Statements of Earnings.

The Company ended operations in the manufacturing plant during the third quarter of Fiscal 2003.

#### NAUTICA FOOTWEAR LICENSE CANCELLATION

The Company ended its license to market footwear under the Nautica label, effective January 31, 2001. The Company's net sales for Fiscal 2002 included $6.1 million of sales of Nautica – branded footwear to fill existing customer orders and sell existing inventory.

During the second quarter of Fiscal 2002, the Company recorded a restructuring gain of $0.3 million in connection with the successful completion of activities related to the Nautica Footwear license agreement's termination. The gain included a $0.1 million reversal of the earlier inventory write-down, because the Company was able to liquidate its Nautica Footwear inventories at better prices than it initially expected. The reversal is reflected in gross margin on the income statement.

The Nautica footwear business contributed sales of approximately $6.1 million and an operating loss of $0.6 million in Fiscal 2002.

## NOTE 2: RESTRUCTURING CHARGES AND DISCONTINUED OPERATIONS, CONTINUED

### RESTRUCTURING RESERVES

| In Thousands | Employee Related Costs | Facility Shutdown Costs | Other | Total |
|---|---|---|---|---|
| BALANCE FEBRUARY 2, 2002 | $ 1,661 | $ 2,504 | $ 406 | $ 4,571 |
| ADDITIONAL PROVISION FEBRUARY 1, 2003 | 106 | 70 | -0- | 176 |
| CHARGES AND ADJUSTMENTS, NET | (1,344) | 354 | (406) | (1,396) |
| BALANCE FEBRUARY 1, 2003 | 423 | 2,928 | -0- | 3,351 |
| EXCESS PROVISION AUGUST 2, 2003 | (132) | (7) | -0- | (139) |
| EXCESS PROVISION JANUARY 31, 2004 | (22) | (1,779) | -0- | (1,801) |
| CHARGES AND ADJUSTMENTS, NET | (215) | (689) | -0- | (904) |
| **BALANCE JANUARY 31, 2004** (included in other accrued liabilities) | **$ 54** | **$ 453** | **$ -0-** | **$ 507** |

### DISCONTINUED OPERATIONS

In the fourth quarter ended January 31, 2004, the Company recorded an additional charge to earnings of $1.4 million ($0.9 million net of tax) reflected in discontinued operations, including $0.6 million for the Company's former Volunteer Leather tannery in Whitehall, Michigan, and $0.8 million primarily for additional costs of a remedial investigation and feasibility study at its former knitting mill in New York (see Note 12).

In the fourth quarter ended February 2, 2002, the Company recorded an additional charge to earnings of $0.9 million ($0.6 million net of tax) reflected in discontinued operations, including $0.5 million for the Michigan site and $0.4 million primarily for additional anticipated costs of a remedial investigation and feasibility study at its former knitting mill in New York (see Note 12).

In the third quarter ended November 3, 2001, the Company reached an agreement with the Michigan Department of Environmental Quality to contribute a lump sum of $3.4 million toward sediment removal in a lake adjacent to the Company's former Volunteer Leather tannery in Whitehall, Michigan (see Note 12). The Company recorded an additional charge to earnings of $1.1 million ($0.7 million net of tax) reflected in discontinued operations in the third quarter of Fiscal 2002 to provide for the portion of the settlement payment not provided for in earlier periods.

### ACCRUED PROVISION FOR DISCONTINUED OPERATIONS

| In Thousands | Employee Related Costs | Facility Shutdown Costs | Other | Total |
|---|---|---|---|---|
| BALANCE FEBRUARY 2, 2002 | $ 3,918 | $ 5,238 | $ 10 | $ 9,166 |
| ADDITIONAL PROVISION FEBRUARY 1, 2003 | -0- | 267 | -0- | 267 |
| CHARGES AND ADJUSTMENTS, NET | (2,485) | (4,373) | 20 | (6,838) |
| BALANCE FEBRUARY 1, 2003 | 1,433 | 1,132 | 30 | 2,595 |
| ADDITIONAL PROVISION JANUARY 31, 2004 | 10 | 1,441 | (18) | 1,433 |
| CHARGES AND ADJUSTMENTS, NET | (1,443) | 448 | (10) | (1,005) |
| BALANCE JANUARY 31, 2004* | -0- | 3,021 | 2 | 3,023 |
| **CURRENT PROVISION FOR DISCONTINUED OPERATIONS** | **-0-** | **1,755** | **2** | **1,757** |
| **TOTAL NONCURRENT PROVISION FOR DISCONTINUED OPERATIONS** | **$ -0-** | **$ 1,266** | **$ -0-** | **$ 1,266** |

*INCLUDES $2.6 MILLION ENVIRONMENTAL PROVISION.

## NOTE 3: INVENTORIES

| In Thousands | 2004 | 2003 |
|---|---|---|
| RAW MATERIALS | $ 142 | $ 662 |
| WHOLESALE FINISHED GOODS | 28,900 | 37,387 |
| RETAIL MERCHANDISE | 138,192 | 130,573 |
| TOTAL INVENTORIES | $ 167,234 | $ 168,622 |

## NOTE 4: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In order to reduce exposure to foreign currency exchange rate fluctuations in connection with inventory purchase commitments for its Johnston & Murphy division, the Company enters into foreign currency forward exchange contracts for Euro to make Euro denominated payments with a maximum hedging period of twelve months. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged. The settlement terms of the forward contracts correspond with the payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings. At January 31, 2004 and February 1, 2003, the Company had approximately $6.6 million and $7.6 million, respectively, of such contracts outstanding. Forward exchange contracts have an average remaining term of approximately one and one half months. The gain based on spot rates under these contracts at January 31, 2004 and February 1, 2003 was $0.8 million and $0.2 million, respectively. For the year ended January 31, 2004, the Company recorded an unrealized gain on foreign currency forward contracts of $1.6 million in accumulated other comprehensive loss, before taxes. The Company monitors the credit quality of the major national and regional financial institutions with which it enters into such contracts.

The Company estimates that the majority of net-hedging gains will be reclassified from accumulated other comprehensive loss into earnings through lower cost of sales over the succeeding year.

## NOTE 5: LONG-TERM DEBT

| In Thousands | 2004 | 2003 |
|---|---|---|
| 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE APRIL 2005 | $ -0- | $ 103,245 |
| 4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 2023 | 86,250 | -0- |
| TOTAL LONG-TERM DEBT | 86,250 | 103,245 |
| CURRENT PORTION | -0- | -0- |
| TOTAL NONCURRENT PORTION OF LONG-TERM DEBT | $ 86,250 | $ 103,245 |

### REVOLVING CREDIT AGREEMENT:

The Company has a revolving credit agreement with five banks, providing for loans or letters of credit of up to $75 million. The agreement expires July 16, 2004. The Company had no borrowings outstanding under the revolving credit agreement at January 31, 2004 or February 1, 2003. The Company had outstanding letters of credit under the agreement at January 31, 2004 of $8.2 million for product purchases and lease and insurance indemnifications.

Under the revolving credit agreement, the Company may borrow at the prime rate plus 0.425% or LIBOR plus 1.425%, which may be changed if the Company's pricing ratio (as defined in the credit agreement) changes. Facility fees are 0.575% per annum on $75.0 million and also vary based on the pricing ratio. The revolving credit agreement requires the Company to meet certain financial ratios and covenants, including minimum tangible net worth, fixed charge coverage and debt to EBITDAR ratios. The Company is required by the credit agreement to reduce the outstanding principal balance of the revolving loans to zero for 30 consecutive days during each period beginning on December 15 of any fiscal year and ending on April 15 of the following fiscal year. The revolving credit agreement, as amended, contains other covenants which restrict the payment of dividends and other payments with respect to capital stock. In addition, annual capital expenditures were limited to $39.0 million for Fiscal 2004. The Company was in compliance with the financial covenants contained in the revolving credit agreement at January 31, 2004.

## NOTE 5: LONG-TERM DEBT, CONTINUED

### 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2005:

On April 9, 1998, the Company issued $103.5 million of 5 1/2% convertible subordinated notes due April 15, 2005. In June of 2001, $255,000 of the 5 1/2% convertible subordinated notes were converted to 12,116 shares of common stock. The remaining $103.2 million notes were redeemed on July 24, 2003 resulting in a $2.6 million loss on early retirement of debt ($1.6 million redemption on premium and $1.0 million write-off of unamortized deferred financing costs) included in the Company's second quarter results.

### 4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023:

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures due June 15, 2023. The Debentures are convertible at the option of the holders into shares of our common stock, par value $1.00 per share, if: (1) the price of our common stock issuable upon conversion of a Debenture reaches 120% or more of the initial conversion price ($26.54 or more) for 10 of the last 30 trading days of the immediately preceding fiscal quarter, (2) specified corporate transactions occur or (3) the trading price for the Debentures falls below certain thresholds. Upon conversion, the Company will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. Subject to the above conditions, each $1,000 principal amount of Debentures is convertible into 45.2080 shares (equivalent to an initial conversion price of $22.12 per share of common stock) subject to adjustment.

The Company will pay cash interest on the debentures at an annual rate of 4.125% of the principal amount at issuance, payable on June 15 and December 15 of each year, commencing on December 15, 2003. The Company will pay contingent interest (in the amounts set forth in the Debentures) to holders of the Debentures during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the Debentures.

The Company may redeem some or all of the Debentures for cash at any time on or after June 20, 2008 at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

Each holder of the Debentures may require the Company to purchase all or a portion of their Debentures on June 15, 2010, 2013 or 2028 at a price equal to the principal amount of the Debentures to be purchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to the purchase date. Each holder may also require the Company to repurchase all or a portion of such holder's Debentures upon the occurrence of a change of control (as defined in the Debentures). The Company may choose to pay the change of control purchase price in cash or shares of our common stock or a combination of cash and shares.

In January 2004, the shelf registration statement filed by the Company for the resale by investors of the Debentures and their common stock issuable upon conversion of the Debentures was declared effective by the Securities and Exchange Commission.

The issuance and sale of the Debentures and the subsequent offering of the Debentures by the initial purchasers were exempt from the registration provisions of the Securities Act of 1933 pursuant to Section 4(2) of such Act and Rule 144A promulgated thereunder. Banc of America Securities LLC, Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC were the initial purchasers of the Debentures.

Deferred financing costs incurred of $2.9 million relating to the issuance were capitalized and are being amortized over seven years and are included in other non-current assets on the balance sheet.

The indenture pursuant to which the convertible subordinated debentures were issued does not restrict the incurrence of Senior Debt by the Company or other indebtedness or liabilities by the Company or any of its subsidiaries.

## NOTE 6: COMMITMENTS UNDER LONG-TERM LEASES

### OPERATING LEASES

The Company leases its office space and all of its retail store locations and transportation equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2014. The store leases typically have initial terms of between 5 and 10 years. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

Rental expense under operating leases of continuing operations was:

| In Thousands | 2004 | 2003 | 2002 |
|---|---|---|---|
| MINIMUM RENTALS | $ 71,847 | $ 65,570 | $ 54,775 |
| CONTINGENT RENTALS | 3,021 | 3,155 | 4,669 |
| SUBLEASE RENTALS | (1,314) | (1,335) | (1,280) |
| TOTAL RENTAL EXPENSE | $ 73,554 | $ 67,390 | $ 58,164 |

Minimum rental commitments payable in future years are:

| Fiscal Years | In Thousands |
|---|---|
| 2005 | $ 73,857 |
| 2006 | 73,400 |
| 2007 | 70,272 |
| 2008 | 64,231 |
| 2009 | 56,364 |
| LATER YEARS | 140,598 |
| TOTAL MINIMUM RENTAL COMMITMENTS | $ 478,722 |

Most leases provide for the Company to pay real estate taxes and other expenses and contingent rentals based on sales. Approximately 5% of the Company's leases contain renewal options.

For leases that contain predetermined fixed escalations of the minimum rentals, the related rental expense is recognized on a straight-line basis and the cumulative expense recognized on the straight-line basis in excess of the cumulative payments is included in other accrued liabilities on the balance sheet. The Company records buildout allowances received from landlords as a reduction to leasehold improvements and amortizes them on a straight-line basis over the life of the lease.

## NOTE 7: SHAREHOLDERS' EQUITY

### NON-REDEEMABLE PREFERRED STOCK

| Class(In order of preference)* | Shares Authorized | Number of Shares 2004 | Number of Shares 2003 | Number of Shares 2002 | Amounts in Thousands 2004 | Amounts in Thousands 2003 | Amounts in Thousands 2002 | Common Convertible Ratio | No. of Votes |
|---|---|---|---|---|---|---|---|---|---|
| SUBORDINATED SERIAL PREFERRED (CUMULATIVE) | | | | | | | | | |
| AGGREGATE | 3,000,000** | **-0-** | -0- | -0- | **-0-** | -0- | -0- | N/A | N/A |
| $2.30 SERIES 1 | 64,368 | **36,920** | 36,932 | 36,957 | **$ 1,477** | $ 1,477 | $ 1,478 | .83 | 1 |
| $4.75 SERIES 3 | 40,449 | **18,163** | 18,163 | 18,163 | **1,816** | 1,816 | 1,816 | 2.11 | 2 |
| $4.75 SERIES 4 | 53,764 | **16,412** | 16,412 | 16,412 | **1,641** | 1,641 | 1,641 | 1.52 | 1 |
| SERIES 6 | 800,000 | **-0-** | -0- | -0- | **-0-** | -0- | -0- | | 100 |
| $1.50 SUBORDINATED CUMULATIVE PREFERRED | 5,000,000 | **30,017** | 30,017 | 30,017 | **901** | 901 | 901 | | 1 |
| | | **101,512** | 101,524 | 101,549 | **5,835** | 5,835 | 5,836 | | |
| EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED | 5,000,000 | **64,326** | 65,269 | 66,671 | **1,930** | 1,958 | 2,000 | 1.00*** | 1 |
| STATED VALUE OF ISSUED SHARES | | | | | **7,765** | 7,793 | 7,836 | | |
| EMPLOYEES' PREFERRED STOCK PURCHASE ACCOUNTS | | | | | **(185)** | (194) | (202) | | |
| **TOTAL NON-REDEEMABLE PREFERRED STOCK** | | | | | **$ 7,580** | $ 7,599 | $ 7,634 | | |

*IN ORDER OF PREFERENCE FOR LIQUIDATION AND DIVIDENDS.
**THE COMPANY'S CHARTER PERMITS THE BOARD OF DIRECTORS TO ISSUE SUBORDINATED SERIAL PREFERRED STOCK IN AS MANY SERIES, EACH WITH AS MANY SHARES AND SUCH RIGHTS AND PREFERENCES AS THE BOARD MAY DESIGNATE.
***ALSO CONVERTIBLE INTO ONE SHARE OF $1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK.

### PREFERRED STOCK TRANSACTIONS

| In Thousands | Non-Redeemable Preferred Stock | Non-Redeemable Employees' Preferred Stock | Employees' Preferred Stock Purchase Accounts | Total Non-Redeemable Preferred Stock |
|---|---|---|---|---|
| BALANCE FEBRUARY 3, 2001 | $ 5,836 | $ 2,103 | $ (218) | $ 7,721 |
| OTHER | -0- | (103) | 16 | (87) |
| BALANCE FEBRUARY 2, 2002 | 5,836 | 2,000 | (202) | 7,634 |
| OTHER | (1) | (42) | 8 | (35) |
| BALANCE FEBRUARY 1, 2003 | 5,835 | 1,958 | (194) | 7,599 |
| OTHER | -0- | (28) | 9 | (19) |
| **BALANCE JANUARY 31, 2004** | **$ 5,835** | **$ 1,930** | **$ (185)** | **$ 7,580** |

### SUBORDINATED SERIAL PREFERRED STOCK (CUMULATIVE):

Stated and redemption values for Series 1 are $40 per share and for Series 3 and 4 are each $100 per share plus accumulated dividends; liquidation value for Series 1—$40 per share plus accumulated dividends and for Series 3 and 4—$100 per share plus accumulated dividends.

The Company's shareholders' rights plan grants to common shareholders the right to purchase, at a specified exercise price, a fraction of a share of subordinated serial preferred stock, Series 6, in the event of an acquisition of, or an announced tender offer for, 15% or more of the Company's outstanding common stock. Upon any such event, each right also entitles the holder (other than the person making such acquisition or tender offer) to purchase, at the exercise price, shares of common stock having a market value of twice the exercise price. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation, each right would entitle its holder to purchase, at the exercise price, shares of the acquiring company having a market value of twice the exercise price. The rights expire in

## NOTE 7: SHAREHOLDERS' EQUITY, CONTINUED

August 2010, are redeemable under certain circumstances for $.01 per right and are subject to exchange for one share of common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of the Company's common stock is acquired.

### $1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK:

Stated and liquidation values and redemption price — 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share plus accumulated dividends.

### EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED STOCK:

Stated and liquidation values — 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share.

### COMMON STOCK:

Common stock-$1 par value. Authorized: 80,000,000 shares; issued: January 31, 2004 – 22,211,661 shares; February 1, 2003 - 22,221,566 shares. There were 488,464 shares held in treasury at January 31, 2004 and February 1, 2003. Each outstanding share is entitled to one vote. At January 31, 2004, common shares were reserved as follows: 158,195 shares for conversion of preferred stock; 145,513 shares for the 1987 Stock Option Plan; 3,052,801 shares for the 1996 Stock Option Plan; and 393,016 shares for the Genesco Employee Stock Purchase Plan.

For the year ended January 31, 2004, 45,262 shares of common stock were issued for the exercise of stock options at an average weighted market price of $14.79, for a total of $0.7 million; 32,505 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $11.05, for a total of $0.4 million; 28,176 shares were issued to directors for no consideration; and 952 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 45,262 options exercised include 17,000 shares of fixed stock options and 28,262 shares of restricted stock options (see Note 11). In addition, the Company repurchased and retired 116,800 shares of common stock at an average weighted market price of $16.27, for a total of $1.9 million. An additional 398,300 shares may be repurchased under stock buy back programs announced in Fiscal 1999 through 2004, although the board of directors has suspended the program.

For the year ended February 1, 2003, 122,190 shares of common stock were issued for the exercise of stock options at an average weighted market price of $12.83, for a total of $1.6 million; 49,676 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $11.88, for a total of $0.6 million; 3,464 shares were issued to directors for no consideration; and 1,322 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. In addition, the Company repurchased and retired 286,000 shares of common stock at an average weighted market price of $14.14, for a total of $4.0 million.

For the year ended February 2, 2002, 391,006 shares of common stock were issued for the exercise of stock options at an average weighted market price of $16.14, for a total of $6.3 million; 41,963 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $13.81, for a total of $0.6 million; 3,029 shares were issued to directors for no consideration; 3,395 shares were issued in miscellaneous conversions of Employees' Subordinated Convertible Preferred Stock; and 12,116 shares were issued for the conversion of subordinated notes at a weighted average market price of $21.05, for a total of $255,000. The 391,006 options exercised include 243,799 shares of fixed stock options and 147,207 shares of restricted stock options. In addition, the Company repurchased and retired 270,500 shares of common stock at an average weighted market price of $17.81, for a total of $4.8 million.

### RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS OF CAPITAL STOCK:

The Company's charter provides that no dividends may be paid and no shares of capital stock acquired for value if there are dividend or redemption arrearages on any senior or equally ranked stock. Exchanges of subordinated serial preferred stock for common stock or other stock junior to such exchanged stock are permitted.

## NOTE 7: SHAREHOLDERS' EQUITY, CONTINUED

The Company's revolving credit agreement restricts the payment of dividends and other payments with respect to capital stock, including repurchases (although the Company may make payments with respect to preferred stock). At January 31, 2004, $47.7 million was available for such payments related to common stock.

The June 24 and June 26, 2003 indentures, under which the Company's 4 1/8% convertible subordinated debentures due 2023 were issued, does not restrict the payment of preferred stock dividends.

Dividends declared for Fiscal 2004 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $294,000.

### CHANGES IN THE SHARES OF THE COMPANY'S CAPITAL STOCK

| | Common Stock | Non-Redeemable Preferred Stock | Employees' Preferred Stock |
|---|---|---|---|
| ISSUED AT FEBRUARY 3, 2001 | 22,149,915 | 101,550 | 70,091 |
| EXERCISE OF OPTIONS | 391,006 | -0- | -0- |
| ISSUE SHARES - EMPLOYEE STOCK PURCHASE PLAN | 41,963 | -0- | -0- |
| STOCK REPURCHASE | (270,500) | -0- | -0- |
| OTHER | 18,530 | (1) | (3,420) |
| ISSUED AT FEBRUARY 2, 2002 | 22,330,914 | 101,549 | 66,671 |
| EXERCISE OF OPTIONS | 122,190 | -0- | -0- |
| ISSUE SHARES - EMPLOYEE STOCK PURCHASE PLAN | 49,676 | -0- | -0- |
| STOCK REPURCHASE | (286,000) | -0- | -0- |
| OTHER | 4,786 | (25) | (1,402) |
| ISSUED AT FEBRUARY 1, 2003 | 22,221,566 | 101,524 | 65,269 |
| EXERCISE OF OPTIONS | 45,262 | -0- | -0- |
| ISSUE SHARES - EMPLOYEE STOCK PURCHASE PLAN | 32,505 | -0- | -0- |
| STOCK REPURCHASE | (116,800) | -0- | -0- |
| OTHER | 29,128 | (12) | (943) |
| ISSUED AT JANUARY 31, 2004 | 22,211,661 | 101,512 | 64,326 |
| LESS SHARES REPURCHASED AND HELD IN TREASURY | 488,464 | -0- | -0- |
| **OUTSTANDING AT JANUARY 31, 2004** | **21,723,197** | **101,512** | **64,326** |

## NOTE 8: INCOME TAXES

Income tax expense from continuing operations is comprised of the following:

| In Thousands | 2004 | 2003 | 2002 |
|---|---|---|---|
| CURRENT | | | |
| U.S. FEDERAL | $ 13,683 | $ 17,211 | $ 9,672 |
| FOREIGN | 357 | 747 | 213 |
| STATE | 1,416 | 2,059 | 1,585 |
| TOTAL CURRENT INCOME TAX EXPENSE | 15,456 | 20,017 | 11,470 |
| DEFERRED | | | |
| U.S. FEDERAL | 303 | 2,085 | 5,312 |
| FOREIGN | 62 | 41 | 18 |
| STATE | (106) | 236 | 741 |
| TOTAL DEFERRED INCOME TAX EXPENSE | 259 | 2,362 | 6,071 |
| **TOTAL INCOME TAX EXPENSE** | $ 15,715 | $ 22,379 | $ 17,541 |

Discontinued operations were recorded net of income tax benefits of approximately $0.5 million, $0.1 million and $0.8 million in Fiscal 2004, 2003 and 2002, respectively.

## NOTE 8: INCOME TAXES

As a result of the exercise of non-qualified stock options by the Company's directors and employees during Fiscal 2004, 2003 and 2002, the Company realized a federal income tax benefit of approximately $0.1 million, $0.5 million and $1.1 million, respectively. These tax benefits are accounted for as a decrease in current income taxes payable and an increase in additional paid-in capital.

Deferred tax assets and liabilities are comprised of the following:

| In Thousands | Jan. 31, 2004 | Feb. 1, 2003 |
|---|---|---|
| CONVERTIBLE BONDS | $ (707) | $ -0- |
| TOTAL DEFERRED TAX LIABILITIES | $ (707) | $ -0- |
| PROVISIONS FOR DISCONTINUED OPERATIONS AND RESTRUCTURINGS | 1,304 | 2,559 |
| INVENTORY VALUATION | 1,667 | 896 |
| PENSIONS | 9,586 | 13,295 |
| EXPENSE ACCRUALS | 3,806 | 5,360 |
| ALLOWANCES FOR BAD DEBTS AND NOTES | 854 | 766 |
| UNIFORM CAPITALIZATION COSTS | 1,790 | 1,665 |
| BOOK OVER TAX DEPRECIATION | 6,154 | 3,057 |
| OTHER | 1,040 | 1,508 |
| TAX CREDIT CARRYFORWARDS | 276 | 590 |
| DEFERRED TAX ASSETS | 26,477 | 29,696 |
| **NET DEFERRED TAX ASSETS** | $ 25,770 | $ 29,696 |

Reconciliation of the United States federal statutory rate to the Company's effective tax rate from continuing operations is as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| U. S. FEDERAL STATUTORY RATE OF TAX | 35.00% | 35.00% | 35.00% |
| STATE TAXES (NET OF FEDERAL TAX BENEFIT) | 1.92 | 2.79 | 3.06 |
| PREVIOUSLY ACCRUED INCOME TAXES | (2.45) | .00 | (6.18) |
| OTHER | .20 | .25 | (.48) |
| **EFFECTIVE TAX RATE** | 34.67% | 38.04% | 31.40% |

In Fiscal 2004 and 2002, the Company determined that approximately $1.1 million and $3.5 million, respectively, of previously accrued income taxes were no longer required. These amounts are reflected as an income tax benefit in Fiscal 2004 and 2002.

As of January 31, 2004 and February 1, 2003, the Company had state net operating loss carryforwards of $8.3 million and $10.2 million, respectively, expiring in tax years 2010 through 2013.

As of January 31, 2004 and February 1, 2003, the Company had state tax credits of $0.2 million and $0.2 million, respectively. These credits expire in tax years 2004 through 2016.

## NOTE 9: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS

### DEFINED BENEFIT PENSION PLANS

The Company sponsors a non-contributory, defined benefit pension plan. Effective January 1, 1996, the Company amended the plan to change the pension benefit formula to a cash balance formula from the then existing benefit calculation based upon years of service and final average pay. The benefits accrued under the old formula were frozen as of December 31, 1995. Upon retirement, the participant will receive this accrued benefit payable as an annuity. In addition, the participant will receive as a lump sum (or annuity if desired) the amount credited to the participant's cash balance account under the new formula.

## NOTE 9: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS, CONTINUED

Under the amended plan, beginning January 1, 1996, the Company credits each participants' account annually with an amount equal to 4% of the participant's compensation plus 4% of the participant's compensation in excess of the Social Security taxable wage base. Beginning December 31, 1996 and annually thereafter, the account balance of each active participant will be credited with 7% interest calculated on the sum of the balance as of the beginning of the plan year and 50% of the amounts credited to the account, other than interest, for the plan year. The account balance of each participant who is inactive will be credited with interest at the lesser of 7% or the 30 year Treasury rate.

### OTHER DEFINED BENEFIT PLANS

The Company provides health care benefits for early retirees and life insurance benefits for certain retirees not covered by collective bargaining agreements. Under the health care plan, early retirees are eligible for limited benefits until age 65. Employees who meet certain requirements are eligible for life insurance benefits upon retirement. The Company accrues such benefits during the period in which the employee renders service.

### ASSETS AND OBLIGATIONS

The following table sets forth the change in benefit obligation for the respective fiscal year:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| In Thousands | 2004 | 2003 | 2004 | 2003 |
| BENEFIT OBLIGATION AT BEGINNING OF YEAR | $ 113,490 | $ 104,492 | $ 2,447 | $ 1,993 |
| SERVICE COST | 2,009 | 1,686 | 95 | 86 |
| INTEREST COST | 7,150 | 7,304 | 150 | 151 |
| PLAN AMENDMENTS | (112) | -0- | -0- | -0- |
| PLAN PARTICIPANTS' CONTRIBUTIONS | -0- | -0- | 137 | 109 |
| BENEFITS PAID | (8,384) | (8,150) | (276) | (305) |
| ACTUARIAL LOSS | 3,305 | 8,158 | 518 | 413 |
| **BENEFIT OBLIGATION AT END OF YEAR** | $ 117,458 | $ 113,490 | $ 3,071 | $ 2,447 |

The following table sets forth the change in plan assets for the respective fiscal year:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| In Thousands | 2004 | 2003 | 2004 | 2003 |
| FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR | $ 76,045 | $ 87,403 | $ -0- | $ -0- |
| ACTUAL GAIN (LOSS) ON PLAN ASSETS | 15,892 | (6,475) | -0- | -0- |
| EMPLOYER CONTRIBUTIONS | 5,971 | 3,267 | 139 | 196 |
| PLAN PARTICIPANTS' CONTRIBUTIONS | -0- | -0- | 137 | 109 |
| BENEFITS PAID | (8,384) | (8,150) | (276) | (305) |
| **FAIR VALUE OF PLAN ASSETS AT END OF YEAR** | $ 89,524 | $ 76,045 | $ -0- | $ -0- |

### FUNDED STATUS

The following table sets forth the funded status of the plans for the respective fiscal year:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| In Thousands | 2004 | 2003 | 2004 | 2003 |
| ACCUMULATED BENEFIT OBLIGATION | $(115,141) | $ (110,394) | $ (3,071) | $ (2,447) |
| FUTURE PAY INCREASES | (2,317) | (3,096) | -0- | -0- |
| PROJECTED BENEFIT OBLIGATION | (117,458) | (113,490) | (3,071) | (2,447) |
| ASSETS | 89,524 | 76,045 | -0- | -0- |
| UNDER FUNDED PROJECTED BENEFIT OBLIGATION | (27,934) | (37,445) | (3,071) | (2,447) |
| PRIOR SERVICE COST | (675) | (703) | -0- | -0- |
| CUMULATIVE NET LOSSES | 46,418 | 54,280 | 1,104 | 656 |
| MINIMUM PENSION LIABILITY | (43,426) | (50,481) | -0- | -0- |
| **ACCRUED BENEFIT LIABILITY*** | $ (25,617) | $ (34,349) | $ (1,967) | $ (1,791) |

*INCLUDED IN OTHER LONG-TERM LIABILITIES.

## NOTE 9: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS, CONTINUED

### COMPONENTS OF NET PERIODIC BENEFIT COST

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| In Thousands | **2004** | 2003 | 2002 | **2004** | 2003 | 2002 |
| SERVICE COST | **$ 2,009** | $ 1,686 | $ 1,344 | **$ 95** | $ 86 | $ 66 |
| INTEREST COST | **7,150** | 7,304 | 7,405 | **150** | 151 | 131 |
| EXPECTED RETURN ON PLAN ASSETS | **(7,781)** | (8,341) | (8,326) | **-0-** | -0- | -0- |
| AMORTIZATION: | | | | | | |
| TRANSITION OBLIGATION | **-0-** | -0- | 824 | **-0-** | -0- | -0- |
| PRIOR SERVICE COST | **(140)** | (123) | (123) | **-0-** | -0- | -0- |
| LOSSES | **3,056** | 823 | -0- | **70** | 65 | 37 |
| NET AMORTIZATION | **2,916** | 700 | 701 | **70** | 65 | 37 |
| **NET PERIODIC BENEFIT COST** | **$ 4,294** | $ 1,349 | $ 1,124 | **$ 315** | $ 302 | $ 234 |

### ADDITIONAL INFORMATION

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| In Thousands | **2004** | 2003 | **2004** | 2003 |
| INCREASE (DECREASE) IN MINIMUM PENSION LIABILITY INCLUDED IN OTHER COMPREHENSIVE INCOME | **(7,055)** | 22,221 | **NA** | NA |

### WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| DISCOUNT RATE | **6.125%** | 6.625% | **6.10%** | 6.625% |
| RATE OF COMPENSATION INCREASE | **4.50%** | 4.50% | **-** | - |
| MEASUREMENT DATE | **12-31-2003** | 12-31-2002 | **1-31-2004** | 2-1-2003 |

### WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COSTS

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** | 2003 | 2002 |
| DISCOUNT RATE | **6.125%** | 6.625% | 7.375% | **6.10%** | 6.625% | 7.20% |
| EXPECTED LONG-TERM RATE OF RETURN ON PLAN ASSETS | **8.25%** | 8.50% | 8.50% | **-** | - | - |
| RATE OF COMPENSATION INCREASE | **4.50%** | 4.50% | 4.50% | **-** | - | - |

The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 6.625% to 6.125% from Fiscal 2003 to Fiscal 2004. The decrease in the rate increased the accumulated benefit obligation by $5.3 million and increased the projected benefit obligation by $5.4 million. The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 7.375% to 6.625% from Fiscal 2002 to Fiscal 2003. The decrease in the rate increased the accumulated benefit obligation by $9.2 million and increased the projected benefit obligation by $9.6 million.

To develop the expected long-term rate of return on assets assumption, the Company considered historical returns and future expectations. Over the 10 year period ending December 31, 2003, the compound annual returns of the portfolio have averaged 8.8%. Considering this information and the potential for lower future returns due to a generally lower interest rate environment, the Company selected a 8.25% long-term rate of return on assets assumption.

## NOTE 9: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS, CONTINUED

### ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31

| | 2004 | 2003 |
|---|---|---|
| HEALTH CARE COST TREND RATE ASSUMED FOR NEXT YEAR | 11% | 7% |
| RATE TO WHICH THE COST TREND RATE IS ASSUMED TO DECLINE (THE ULTIMATE TREND RATE) | 5% | 5% |
| YEAR THAT THE RATE REACHES THE ULTIMATE TREND RATE | 2010 | 2013 |

The effect on disclosed information of one percentage point change in the assumed health care cost trend rate for each future year is shown below.

| In Thousands | 1% Increase in Rates | 1% Decrease in Rates |
|---|---|---|
| AGGREGATED SERVICE AND INTEREST COST | $ 255 | $ (195) |
| ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION | $ 2,928 | $ (2,442) |

### PLAN ASSETS

The Company's pension plan weighted average asset allocations as of December 31, 2003, and 2002, by asset category are as follows:

| | Plan Assets at December 31 | |
|---|---|---|
| | 2003 | 2002 |
| ASSET CATEGORY | | |
| EQUITY SECURITIES | 64% | 57% |
| DEBT SECURITIES | 32% | 37% |
| REAL ESTATE | 0% | 5% |
| OTHER | 4% | 1% |
| TOTAL | 100% | 100% |

The investment strategy of the trust is to ensure over the long-term an asset pool, that when combined with company contributions, will support benefit obligations to participants, retirees and beneficiaries. Investment management responsibilities of plan assets are delegated to outside investment advisers and overseen by an Investment Committee comprised of members of the Company's senior management that is appointed by the Board of Directors. The Company has an investment policy that provides direction on the implementation of this strategy.

The investment policy establishes a target allocation for each asset class and investment manager. The actual asset allocation versus the established target is reviewed at least quarterly and is maintained within a +/- 5% range of the target asset allocation. Target allocations are 50% domestic equity, 13% international equity, 35% fixed income and 2% cash investments.

The Company had real estate in a restricted trust in 2002. The real estate was sold in 2003.

All investments are made solely in the interest of the participants and beneficiaries for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the expenses related to administering the Trust as determined by the Investment Committee. All assets shall be properly diversified to reduce the potential of a single security or single sector of securities having a disproportionate impact on the portfolio.

The Committee utilizes an outside investment consultant and a team of investment managers to implement its various investment strategies. Performance of the managers is reviewed quarterly and the investment objectives are consistently evaluated.

At January 31, 2004 and February 1, 2003, there were no Company related assets in the plan.

## NOTE 9: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS, CONTINUED

### CASH FLOWS

#### CONTRIBUTIONS

There was no ERISA cash requirement for the plan in 2003 and none is projected to be required in 2004. However, the Company's current cash policy is to fund the cost of benefits accruing each year (the "normal cost") plus an amortization of the unfunded accrued liability. The projected policy contribution for 2004 is $3.2 million, subject to approval of the board of directors.

#### ESTIMATED FUTURE BENEFIT PAYMENTS

Expected benefit payments from the trust, including future service and pay, are as follows:

| Estimated future payments | Pension Benefits ($ in millions) | Other Benefits ($ in millions) |
|---|---|---|
| 2004 | $ 9.3 | $ 0.2 |
| 2005 | $ 9.3 | $ 0.2 |
| 2006 | $ 9.5 | $ 0.2 |
| 2007 | $ 9.8 | $ 0.2 |
| 2008 | $ 9.8 | $ 0.2 |
| 2009-2013 | $ 48.0 | $ 1.2 |

### SECTION 401(K) SAVINGS PLAN

The Company has a Section 401(k) Savings Plan available to employees who have completed one full year of service and are age 21 or older.

Concurrent with the January 1, 1996 amendment to the pension plan (discussed previously), the Company amended the 401(k) savings plan to make matching contributions equal to 50% of each employee's contribution of up to 5% of salary. Beginning in calendar 2002, participants are vested in the matching contribution of their accounts on a graduated basis of 25% a year beginning after two years of service. Full vesting occurs after five years of service. Company funds contributed prior to 2002 are not vested until a participant has completed five years of service. The contribution expense to the Company for the matching program was approximately $0.7 million for Fiscal 2004, $0.8 million for Fiscal 2003 and $0.9 million for Fiscal 2002.

## NOTE 10: EARNINGS PER SHARE

| In Thousands, except per share amount(s) | For the year ended Jan. 31, 2004 Income (Numerator) | Shares (Denominator) | Per-Share Amount | For the year ended Feb. 1, 2003 Income (Numerator) | Shares (Denominator) | Per-Share Amount | For the year ended Feb. 2, 2002 Income (Numerator) | Shares (Denominator) | Per-Share Amount |
|---|---|---|---|---|---|---|---|---|---|
| EARNINGS FROM CONTINUING OPERATIONS | $ 29,618 | | | $ 36,445 | | | $ 38,323 | | |
| LESS: PREFERRED STOCK DIVIDENDS | (294) | | | (294) | | | (294) | | |
| **BASIC EPS** | | | | | | | | | |
| INCOME AVAILABLE TO COMMON SHAREHOLDERS | 29,324 | 21,742 | $ 1.35 | 36,151 | 21,821 | $ 1.66 | 38,029 | 21,881 | $ 1.74 |
| **EFFECT OF DILUTIVE SECURITIES** | | | | | | | | | |
| OPTIONS | | 235 | | | 359 | | | 438 | |
| CONVERTIBLE PREFERRED STOCK(1) | -0- | -0- | | -0- | -0- | | -0- | -0- | |
| 4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES (2) | -0- | -0- | | -0- | -0- | | -0- | -0- | |
| 5 1/2% CONVERTIBLE SUBORDINATED NOTES | -0- | -0- | | 3,871 | 4,906 | | 3,875 | 4,906 | |
| EMPLOYEES' PREFERRED STOCK(3) | | 65 | | | 66 | | | 68 | |
| **DILUTED EPS** | | | | | | | | | |
| INCOME AVAILABLE TO COMMON SHAREHOLDERS PLUS ASSUMED CONVERSIONS | $ 29,324 | 22,042 | $ 1.33 | $ 40,022 | 27,152 | $ 1.47 | $ 41,904 | 27,293 | $ 1.54 |

(1)THE AMOUNT OF THE DIVIDEND ON THE CONVERTIBLE PREFERRED STOCK PER COMMON SHARE OBTAINABLE ON CONVERSION OF THE CONVERTIBLE PREFERRED STOCK IS HIGHER THAN BASIC EARNINGS PER SHARE FOR ALL PERIODS PRESENTED. THEREFORE, CONVERSION OF THE CONVERTIBLE PREFERRED STOCK IS NOT REFLECTED IN DILUTED EARNINGS PER SHARE, BECAUSE IT WOULD HAVE BEEN ANTIDILUTIVE. THE SHARES CONVERTIBLE TO COMMON STOCK FOR SERIES 1, 3 AND 4 PREFERRED STOCK WOULD HAVE BEEN 30,644, 38,324 AND 24,946, RESPECTIVELY, AT JANUARY 31, 2004.
(2)THESE DEBENTURES WILL NOT BE DILUTIVE UNTIL SUCH TIME THAT THE CONTINGENT CONVERSION FEATURE IS EXERCISABLE.
(3)THE COMPANY'S EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED STOCK IS CONVERTIBLE ONE FOR ONE TO THE COMPANY'S COMMON STOCK. BECAUSE THERE ARE NO DIVIDENDS PAID ON THIS STOCK, THESE SHARES ARE ASSUMED TO BE CONVERTED.

Options to purchase 132,225 shares of common stock at $16.63 per share, 45,250 shares of common stock at $17.75 per share, 32,000 shares of common stock at $32.65 per share, 341,960 shares of common stock at $17.00 per share, 32,000 shares of common stock at $23.97 per share, 384,000 shares of common stock at $16.76 per share and 426,500 shares of common stock at $17.50 per share were outstanding at the end of Fiscal 2004 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 32,000 shares of common stock at $32.65 per share and 32,000 shares of common stock at $23.97 per share were outstanding at the end of Fiscal 2003 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 32,000 shares of common stock at $32.65 per share were outstanding at the end of Fiscal 2002 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

The weighted shares outstanding reflects the effect of the stock buy back programs of up to 7.5 million shares announced by the Company in Fiscal 1999 - 2003. The Company has repurchased 7.1 million shares as of January 31, 2004.

## NOTE 11: STOCK INCENTIVE PLANS AND STOCK PURCHASE PLANS

The Company's stock-based compensation plans, as of January 31, 2004, are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized other than for its restricted stock incentive plans (see Note 1).

### FIXED STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans. Under the 1987 Stock Option Plan, the Company may grant options to its management personnel for up to 2.2 million shares of common stock. Under the 1996 Stock Incentive Plan, the Company may grant options to its officers and other key employees of and consultants to the Company as well as directors for up to 4.4 million shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under both plans vest 25% at the end of each year.

Regarding shares issued to outside directors, an automatic grant of restricted stock will be given to outside directors on the date of the annual meeting of shareholders at which an outside director is first elected. The outside director restricted stock shall vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. There were 942 shares of restricted stock issued to directors for Fiscal 2002. In addition, an outside director may elect irrevocably to receive all or a specified portion of his annual retainers for board membership and any committee chairmanship for the following fiscal year in a number of shares of restricted stock (the "Retainer Stock"). Shares of the Retainer Stock shall be granted as of the first business day of the fiscal year as to which the election is effective, subject to forfeiture to the extent not earned upon the outside director's ceasing to serve as a director or committee chairman during such fiscal year. Once the shares are earned, the director is restricted from selling, transferring, pledging or assigning the shares for an additional four years. There were 6,025 shares, 3,464 shares and 2,087 shares of Retainer Stock issued to directors for Fiscal 2004, 2003 and 2002, respectively.

Annually on the date of the annual meeting of shareholders, beginning in Fiscal 2004, each outside director shall receive restricted stock valued at $44,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. The outside director restricted stock shall vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. There were 22,160 shares of restricted stock issued to directors for Fiscal 2004.

Annually on the date of the annual meeting of shareholders, prior to Fiscal 2004, each outside director received an automatic grant of options to purchase 4,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. These stock options became exercisable six months after their respective dates of grant, and expire in ten years. There were 32,000 shares of stock options issued to directors each year for Fiscal 2003 and 2002.

The weighted-average fair value of each option granted in the fixed stock incentive plans described above is estimated on the date of grant using the Black-Scholes option-pricing model. The average assumptions used for grants in Fiscal 2004, 2003 and 2002, respectively were expected volatility of 61, 62 and 62 percent each year; risk-free interest rates of 4.3, 4.1 and 5.2 percent; and expected lives of 6.0, 5.4 and 5.8 years, respectively.

## NOTE 11: STOCK INCENTIVE PLANS AND STOCK PURCHASE PLANS, CONTINUED

A summary of the status of the Company's fixed stock incentive plans as of January 31, 2004, February 1, 2003, and February 2, 2002 and changes during the years ended on those dates is presented below:

### FIXED OPTIONS

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| OUTSTANDING AT BEGINNING OF YEAR | $1,649,060 | $ 14.71 | $1,358,875 | $ 13.72 | $ 1,261,424 | $ 11.69 |
| GRANTED | 426,500 | 17.50 | 444,000 | 17.28 | 427,000 | 18.17 |
| EXERCISED | (17,000) | 11.74 | (122,190) | 12.81 | (243,799) | 10.49 |
| FORFEITED | (64,500) | 16.73 | (31,625) | 15.65 | (85,750) | 15.24 |
| OUTSTANDING AT END OF YEAR | 1,994,606 | $ 15.26 | 1,649,060 | $ 14.71 | 1,358,875 | $ 13.72 |
| OPTIONS EXERCISABLE AT YEAR-END | 1,051,310 | | 776,060 | | 593,375 | |
| WEIGHTED-AVERAGE FAIR VALUE OF OPTIONS GRANTED DURING THE YEAR | $ 10.57 | | $ 10.41 | | $ 11.49 | |

The following table summarizes information about fixed stock options outstanding at January 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 1/31/04 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable at 1/31/04 | Weighted-Average Exercise Price |
| $ 1.875-2.75 | 17,500 | 0.9years | $ 2.43 | 17,500 | $ 2.43 |
| 3.375-5.00 | 126,821 | 2.0 | 4.64 | 126,821 | 4.64 |
| 5.50-7.75 | 40,750 | 4.5 | 6.06 | 40,750 | 6.06 |
| 9.00-12.75 | 197,246 | 3.2 | 10.61 | 197,246 | 10.61 |
| 13.00-17.75 | 1,547,743 | 8.2 | 16.57 | 604,993 | 15.70 |
| 18.00-32.65 | 64,000 | 7.4 | 28.31 | 64,000 | 28.31 |
| $ 1.875-32.65 | 1,994,060 | 7.1 | $ 15.26 | 1,051,310 | $ 13.58 |

### RESTRICTED STOCK INCENTIVE PLANS

On October 16, 2000, a three year long term incentive plan was approved for the Chairman and CEO (at that time) which covers Fiscal 2002 through Fiscal 2004. The incentive plan provides a target payout of $470,000 in stock. The number of shares to be issued is based on the closing price of the stock on October 16, 2000 or $16.63 per share which totals 28,262 shares. These shares vest 100% at the end of three years as long as the Chairman and CEO has either remained an employee or director, or (if he has retired) has not violated the terms of a non-compete provision. Compensation cost charged against income for these shares was $117,000, $157,000 and $157,000 in Fiscal 2004, 2003 and 2002, respectively. The 28,262 shares were issued in January 2004.

On June 1, 2001, the Company entered into a three year restricted stock agreement with a senior vice president of the Company. The number of shares to be issued is 20,000 shares. These shares vest on May 31, 2004, provided that on such date the grantee has remained continuously employed by the Company since the date of the agreement. Compensation cost charged against income for these shares was $208,000, $208,000 and $138,000 in Fiscal 2004, 2003 and 2002, respectively.

On April 24, 2002, the Company entered into a three year restricted stock agreement with the President and CEO of the Company. The number of shares to be issued is 36,764 shares. These shares vest on April 23, 2005, provided that on such date the grantee has remained continuously employed by the Company since the date of the agreement. Compensation cost charged against income for these shares was $333,000 and $250,000 in Fiscal 2004 and 2003, respectively.

## NOTE 11: STOCK INCENTIVE PLANS AND STOCK PURCHASE PLANS, CONTINUED

### EMPLOYEE STOCK PURCHASE PLAN

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1.0 million shares of common stock to qualifying full-time employees whose total annual base salary is less than $90,000, effective October 1, 2002. Prior to October 1, 2002, the total annual base salary was limited to $100,000. Under the terms of the Plan, employees can choose each year to have up to 15 percent of their annual base earnings or $8,500, whichever is lower, withheld to purchase the Company's common stock. The purchase price of the stock is 85 percent of the closing market price of the stock on either the exercise date or the grant date, whichever is less. Under the Plan, the Company sold 32,505 shares, 49,676 shares and 41,963 shares to employees in Fiscal 2004, 2003 and 2002, respectively. Compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for Fiscal 2004, 2003 and 2002, respectively: an expected life of 1 year for all years; expected volatility of 45, 54 and 59 percent; and risk-free interest rates of 1.3, 1.3 and 1.8 percent. The weighted-average fair value of those purchase rights granted in Fiscal 2004, 2003 and 2002 was $5.54, $4.76 and $6.09, respectively.

### STOCK PURCHASE PLANS

Stock purchase accounts arising out of sales to employees prior to 1972 under certain employee stock purchase plans amounted to $193,000 and $202,000 at January 31, 2004 and February 1, 2003, respectively, and were secured at January 31, 2004, by 10,025 employees' preferred shares. Payments on stock purchase accounts under the stock purchase plans have been indefinitely deferred. No further sales under these plans are contemplated.

## NOTE 12: LEGAL PROCEEDINGS

### NEW YORK STATE ENVIRONMENTAL PROCEEDINGS

In 1995, the Company received notice from the New York State Department of Environmental Conservation (the "Department") that it deemed remedial action to be necessary with respect to certain contaminants in the vicinity of a knitting mill operated by a former subsidiary of the Company from 1965 to 1969, and that it considered the Company a potentially responsible party. In August 1997, the Department and the Company entered into a consent order whereby the Company assumed responsibility for conducting a remedial investigation and feasibility study ("RIFS") and implementing an interim remediation measure with regard to the site, without admitting liability or accepting responsibility for any future remediation of the site. In conjunction with the consent order, the Company entered into an agreement with the owner of the site providing for a release from liability for property damage and for necessary access to the site, for payments totaling $400,000. The Company estimates that the cost of conducting the RIFS and implementing the interim remedial measure will be in the range of $5.1 million to $5.3 million, $4.1 million of which the Company has already paid. The Company believes that it has adequately reserved for the costs of conducting the RIFS and implementing the interim remedial measure contemplated by the consent order, but there is no assurance that the consent order will ultimately resolve the matter.

The Company is also currently assessing various methods of preventing potential future impact of contamination from the site on two public wells that are in the expected future path of the groundwater plume from the site. The Village of Garden City has proposed the installation at the supply wells of enhanced treatment measures at an estimated cost of approximately $1.1 million. The Company is assessing the Garden City proposal for feasibility and cost-effectiveness as it continues to analyze the extent of its responsibility with respect to the wells. The Company has not ascertained what responsibility, if any, it has for any contamination in connection with the facility or what other parties may be liable in that connection and is unable to predict the extent of its liability, if any, beyond that voluntarily assumed by the consent order.

In May 2003, the Company filed a declaratory judgment action in the U. S. District Court for the Middle District of Tennessee against former general liability insurance carriers that underwrote policies covering the Company during periods relevant to this matter. The action seeks a determination that the carriers' defense and indemnity obligations under the policies extend to the site.

## NOTE 12: LEGAL PROCEEDINGS, CONTINUED

The Company was a defendant in a civil action filed by the State of New York against the City of Gloversville, New York, and 33 other private defendants. The action arose out of the alleged disposal of certain hazardous material directly or indirectly into a municipal landfill and sought recovery for the costs of investigating and performing remedial actions and damage to natural resources. The Company paid approximately $0.2 million in October 2002, in exchange for a release from further liability related to the site.

### WHITEHALL ENVIRONMENTAL MATTERS

Pursuant to a work plan approved by the Michigan Department of Environmental Quality ("MDEQ") the Company has performed sampling and analysis of soil, sediments, surface water, groundwater and waste management areas at the Company's Volunteer Leather Company facility in Whitehall, Michigan.

On June 29, 1999, the Company submitted a remedial action plan (the "Plan") for the site to MDEQ and subsequently amended it to include additional upland remediation to bring the property into compliance with regulatory standards for non-industrial uses. The Company, with the approval of MDEQ, had previously installed horizontal wells to capture groundwater from a portion of the site and treat it by air sparging. The Plan proposed continued operation of this system for an indefinite period and monitoring of groundwater samples to ensure that the system is functioning as intended. In the fourth quarter of Fiscal 2004, the Company proposed and provided for costs associated with certain enhancements to the system. Management cannot reasonably estimate the range of costs associated with future remediation of the site or predict whether it will have a material effect on the Company's financial condition or results of operations.

On June 30, 1999, the City of Whitehall filed an action against the Company in the circuit court for the City of Muskegon primarily seeking to require the Company to remediate lake sediment contamination at the site. The Company, the City of Whitehall and MDEQ settled their disagreement over lake sediments for a lump sum payment of $3.4 million by the Company in the first quarter of Fiscal 2003. In connection with the settlement, the City's lawsuit has been dismissed with prejudice.

### PATENT ACTIONS

In January 2003, the Company was named a defendant in an action filed in the United States District Court for the Eastern District of Pennsylvania, *Schoenhaus, et al. vs. Genesco Inc., et al.*, alleging that certain features of shoes in the Company's Johnston & Murphy line infringe the plaintiff's patent, misappropriate trade secrets and involve conversion of the plaintiff's proprietary information and unjust enrichment of the Company. The Company has filed an answer denying plaintiffs' claims and a motion to dismiss at least a portion of the claims and intends to defend the matter vigorously.

In March 2002, the Company was named a defendant in *Lemelson Medical, Education & Research Foundation Limited Partnership v. Federal Express Corporation, et al.*, in the U. S. District Court for the District of Arizona. The case is one of a number of similar cases alleging patent infringement against users of bar code technology. The case was stayed prior to any discovery pending the outcome of suits in the Federal District Court in Nevada which challenge the validity of the subject patents. The complaint seeks injunctive relief and unspecified damages. In January 2004, the Nevada District Court ruled the patents unenforceable. The Company intends to defend the matter vigorously if the Nevada District Court decision does not result in its dismissal.

### SEC MATTER

The Company discovered, investigated, publicly announced and self-reported to the Securities and Exchange Commission in December 2001 certain accounting errors relating to the timing of certain shipments of Johnston & Murphy products. By letter dated March 4, 2003, the staff of the Commission advised the Company that it intended to recommend that the Commission institute a cease and desist proceeding against the Company under the periodic reporting, books and records and internal control provisions of the Securities Exchange Act of 1934 in connection with the errors. On December 19, 2003, the Commission entered an administrative order whereby, without admitting or denying the Commission's findings, the Company agreed to cease and desist from committing or causing any violations under the relevant sections of the Securities Exchange Act and regulations thereunder.

## NOTE 13: BUSINESS SEGMENT INFORMATION

The Company currently operates four reportable business segments (not including corporate): Journeys, comprised of Journeys and Journeys Kidz retail footwear operations; Underground Station/Jarman Group, comprised of the Underground Station and Jarman retail footwear operations; Johnston & Murphy, comprised of Johnston & Murphy retail operations and wholesale distribution; and Dockers Footwear. In Fiscal 2002, the Dockers segment included Nautica Footwear. See Note 2 for additional information. All the Company's segments sell footwear products to either retail or wholesale markets/customers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are based on the way management organizes the segments in order to make operating decisions and assess performance along types of products sold. Journeys and Underground Station/Jarman Group sell primarily branded products from other companies while Johnston & Murphy and Dockers sell primarily the Company's owned and licensed brands.

Corporate assets include cash, deferred income taxes, deferred note expense and corporate fixed assets. The Company charges allocated retail costs of distribution to each segment and unallocated retail costs of distribution to the corporate segment. The Company does not allocate certain costs to each segment in order to make decisions and assess performance. These costs include corporate overhead, interest expense, interest income, restructuring charges, loss on early retirement of debt and other, including severance, litigation and professional fees related to an abandoned acquisition during Fiscal 2003.

| FISCAL 2004<br>In Thousands | Journeys | Underground Station/ Jarman Group | Johnston & Murphy | Dockers | Corporate & Other | Consolidated |
|---|---|---|---|---|---|---|
| SALES | $ 468,919 | $ 147,812 | $ 160,095 | $ 61,339 | $ 279 | $ 838,444 |
| INTERCOMPANY SALES | -0- | -0- | -0- | (1,065) | -0- | (1,065) |
| NET SALES TO EXTERNAL CUSTOMERS | $ 468,919 | $ 147,812 | $ 160,095 | $ 60,274 | $ 279 | $ 837,379 |
| SEGMENT OPERATING INCOME (LOSS) | $ 54,823 | $ 8,156 | $ 4,018 | $ 4,548 | $ (15,441) | $ 56,104 |
| RESTRUCTURING CHARGE | -0- | -0- | -0- | -0- | (901) | (901) |
| EARNINGS (LOSS) FROM OPERATIONS | 54,823 | 8,156 | 4,018 | 4,548 | (16,342) | 55,203 |
| INTEREST EXPENSE | -0- | -0- | -0- | -0- | (7,902) | (7,902) |
| INTEREST INCOME | -0- | -0- | -0- | -0- | 613 | 613 |
| LOSS ON EARLY RETIREMENT OF DEBT | -0- | -0- | -0- | -0- | (2,581) | (2,581) |
| EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS | $ 54,823 | $ 8,156 | $ 4,018 | $ 4,548 | $ (26,212) | $ 45,333 |
| TOTAL ASSETS | $ 140,896 | $ 47,205 | $ 62,619 | $ 16,853 | $ 162,614 | $ 430,187 |
| DEPRECIATION | 9,973 | 3,310 | 2,645 | 130 | 5,777 | 21,835 |
| CAPITAL EXPENDITURES | 10,356 | 4,954 | 1,410 | 14 | 2,787 | 19,521 |

## NOTE 13: BUSINESS SEGMENT INFORMATION, CONTINUED

| FISCAL 2003<br>In Thousands | Journeys | Underground Station/ Jarman Group | Johnston & Murphy | Dockers | Corporate & Other | Consolidated |
|---|---|---|---|---|---|---|
| SALES | $ 436,498 | $ 147,926 | $ 165,269 | $ 80,419 | $ 117 | $ 830,229 |
| INTERCOMPANY SALES | -0- | -0- | -0- | (1,922) | -0- | (1,922) |
| NET SALES TO EXTERNAL CUSTOMERS | $ 436,498 | $ 147,926 | $ 165,269 | $ 78,497 | $ 117 | $ 828,307 |
| SEGMENT OPERATING INCOME (LOSS) | $ 53,214 | $ 12,096 | $ 9,270 | $ 8,506 | $ (13,205) | $ 69,881 |
| RESTRUCTURING CHARGE | -0- | -0- | -0- | -0- | (2,549) | (2,549) |
| OTHER | -0- | -0- | -0- | -0- | (638) | (638) |
| **EARNINGS (LOSS) FROM OPERATIONS** | 53,214 | 12,096 | 9,270 | 8,506 | (16,392) | 66,694 |
| INTEREST EXPENSE | -0- | -0- | -0- | -0- | (8,544) | (8,544) |
| INTEREST INCOME | -0- | -0- | -0- | -0- | 674 | 674 |
| **EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS** | $ 53,214 | $ 12,096 | $ 9,270 | $ 8,506 | $ (24,262) | $ 58,824 |
| TOTAL ASSETS | $ 135,259 | $ 45,763 | $ 65,260 | $ 32,430 | $ 140,361 | $ 419,073 |
| DEPRECIATION | 9,080 | 3,078 | 3,125 | 139 | 3,892 | 19,314 |
| CAPITAL EXPENDITURES | 14,776 | 3,349 | 2,518 | 14 | 15,619 | 36,276 |

| FISCAL 2002<br>In Thousands | Journeys | Underground Station/ Jarman Group | Johnston & Murphy | Dockers | Corporate & Other | Consolidated |
|---|---|---|---|---|---|---|
| SALES | $ 381,736 | $ 120,242 | $ 167,487 | $ 79,642 | $ -0- | $ 749,107 |
| INTERCOMPANY SALES | -0- | -0- | 1 | (2,951) | -0- | (2,950) |
| NET SALES TO EXTERNAL CUSTOMERS | $ 381,736 | $ 120,242 | $ 167,488 | $ 76,691 | $ -0- | $ 746,157 |
| SEGMENT OPERATING INCOME (LOSS) | $ 51,925 | $ 5,319 | $ 14,125 | $ 8,001 | $ (10,777) | $ 68,593 |
| RESTRUCTURING CHARGE | -0- | -0- | -0- | -0- | (4,805) | (4,805) |
| OTHER | -0- | -0- | -0- | -0- | (360) | (360) |
| **EARNINGS (LOSS) FROM OPERATIONS** | 51,925 | 5,319 | 14,125 | 8,001 | (15,942) | 63,428 |
| INTEREST EXPENSE | -0- | -0- | -0- | -0- | (8,698) | (8,698) |
| INTEREST INCOME | -0- | -0- | -0- | -0- | 1,134 | 1,134 |
| **EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS** | $ 51,925 | $ 5,319 | $ 14,125 | $ 8,001 | $ (23,506) | $ 55,864 |
| TOTAL ASSETS | $ 120,169 | $ 42,687 | $ 62,835 | $ 25,108 | $ 112,755 | $ 363,554 |
| DEPRECIATION | 7,011 | 3,044 | 3,254 | 146 | 2,784 | 16,239 |
| CAPITAL EXPENDITURES | 18,708 | 5,412 | 2,951 | 54 | 16,598 | 43,723 |

## NOTE 14: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

| In Thousands, except per share amounts | 1st Quarter 2004 | 1st Quarter 2003 | 2nd Quarter 2004 | 2nd Quarter 2003 | 3rd Quarter 2004 | 3rd Quarter 2003 | 4th Quarter 2004 | 4th Quarter 2003 | Fiscal Year 2004 | Fiscal Year 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| NET SALES | **$192,746** | $190,593 | **$179,478** | $174,842 | **$212,483** | $213,157 | **$252,672** | $249,715 | **$837,379** | $828,307 |
| GROSS MARGIN | **88,092** | 90,148 | **83,489** | 82,851 | **99,128** | 100,839 | **118,069** | 116,238 | **388,778** | 390,076 |
| PRETAX EARNINGS (LOSS) | **5,407** | 13,250 | **(1,373)**(1) | 6,263 | **15,192** | 16,480 | **26,107**(2) | 22,831(4) | **45,333** | 58,824 |
| EARNINGS (LOSS) FROM CONTINUING OPERATIONS | **3,337** | 8,202 | **(891)** | 3,963 | **9,412** | 10,107 | **17,760** | 14,173 | **29,618** | 36,445 |
| NET EARNINGS (LOSS) | **3,337** | 8,202 | **(891)** | 3,963 | **9,412** | 10,107 | **16,872**(3) | 14,008(5) | **28,730** | 36,280 |
| DILUTED EARNINGS (LOSS) PER COMMON SHARE: | | | | | | | | | | |
| CONTINUING OPERATIONS | **.15** | .33 | **(.04)** | .17 | **.42** | .41 | **.80** | .56 | **1.33** | 1.47 |
| NET EARNINGS | **.15** | .33 | **(.04)** | .17 | **.42** | .41 | **.76** | .55 | **1.29** | 1.47 |

(1)INCLUDES A $2.6 MILLION LOSS ON THE EARLY RETIREMENT OF DEBT (SEE NOTE 5).
(2)INCLUDES A NET RESTRUCTURING AND OTHER CHARGE OF $1.0 MILLION (SEE NOTE 2).
(3)INCLUDES A LOSS OF $0.9 MILLION, NET OF TAX, FROM DISCONTINUED OPERATIONS (SEE NOTES 2 AND 12).
(4)INCLUDES RESTRUCTURING AND OTHER CHARGES OF $2.5 MILLION (SEE NOTE 2).
(5)INCLUDES A LOSS OF $0.2 MILLION, NET OF TAX, FROM DISCONTINUED OPERATIONS (SEE NOTE 12).

## NOTE 15: SUBSEQUENT EVENTS

### HAT WORLD ACQUISITION (UNAUDITED)

On February 5, 2004, the Company announced it had signed a definitive agreement to acquire Hat World Corporation. On April 1, 2004, the Company completed the acquisition of Hat World Corporation for a total purchase price of approximately $177 million, including adjustments for $11 million of net cash acquired and for working capital and certain tax benefits, subject to further post-closing adjustments. Hat World is a leading specialty retailer of licensed and branded headwear. As of January 31, 2004, it operated 481 stores across the U.S. under the Hat World, Lids, Hat Zone and Cap Factory names. The Company believes the acquisition will enhance its strategic development and prospects for growth. The Company funded the acquisition and associated expenses with a $100 million five year term loan and the balance from cash on hand. In connection with the transaction, the Company entered into new credit facilities totaling $175 million with 10 banks, led by Bank of America, N.A., as Administrative Agent, to fund a portion of the purchase price and to replace its existing revolving credit facility.

### SETTLEMENT OF PRIOR LITIGATION MATTERS

During March 2004, the Company settled prior litigation matters in the amount of $145,000, $30,000 of which was previously accrued.

## ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held Wednesday, June 23, 2004 at 10:00 a.m. CDT, at the corporate headquarters in Genesco Park, Nashville, Tennessee.

## CORPORATE HEADQUARTERS

Genesco Park
1415 Murfreesboro Road – P.O. Box 731
Nashville, TN 37202-0731

## INDEPENDENT AUDITORS

Ernst & Young
424 Church Street
Suite 1100
Nashville, Tennessee 37219

## TRANSFER AGENT AND REGISTRAR

Communications concerning stock transfer, preferred stock dividends, consolidating accounts, change of address and lost or stolen stock certificates should be directed to the transfer agent. When corresponding with the transfer agent, shareholders should state the exact name(s) in which the stock is registered and certificate number, as well as old and new information about the account.

EquiServe Phone Number: (781)575-2724
Address: EquiServe Trust Company, N.A.
P. O. Box 43069, Providence, RI 02940-3069
Private Couriers/Registered mail:
EquiServe Trust Company, N.A.
66 Brooks Drive, Braintree, MA 02184
Questions & Inquiries via our Website:
http://www.equiserve.com
Hearing Impaired #: TDD: 1-800-952-9245

## INVESTOR RELATIONS

Security analysts, portfolio managers or other investment community representatives should contact:
James S. Gulmi, Senior Vice President – Finance and Chief Financial Officer
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8325

## FORM 10-K

Each year Genesco files with the Securities and Exchange Commission a Form 10-K which contains more detailed information. Any shareholder who would like to receive, without charge, a single copy (without exhibits), or who would like to receive extra copies of any Genesco shareholder publication should send a request to:
Claire S. McCall
Director, Corporate Relations
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8283

## COMMON STOCK LISTING

New York Stock Exchange, Chicago Stock Exchange
Symbol: GCO

## SHAREHOLDER INFORMATION LINE

Genesco maintains a toll-free shareholder information line, 1-800-6400-GCO (1-800-640-0426), to provide shareholders with information about the Company.

Shareholders may also request a copy of the Company's quarterly earnings release at this number. The Company updates the list of quarterly information recipients annually and reminds shareholders to call each year the number above if they wish to remain on the list.

# board of directors

AND CORPORATE OFFICERS

## BOARD OF DIRECTORS

**BEN T. HARRIS**
Chairman
Genesco Inc.

**LEONARD L. BERRY**
Distinguished Professor of Marketing,
M. B. Zale Chair in Retailing and Marketing Studies
Department of Marketing
Mays Business School
Texas A&M University, College Station, Texas
Member of the compensation and nominating and governance committees

**ROBERT V. DALE**
Director
Nashville, Tennessee
Chairman of the audit committee, member of the nominating and governance committee

**W. LIPSCOMB DAVIS, JR.**
Partner
Hillsboro Enterprises, Nashville, Tennessee
Chairman of the nominating and governance and compensation committees

**MATTHEW C. DIAMOND**
Chairman and Chief Executive Officer
Alloy, Inc., New York, New York
Member of the finance and compensation committees

**MARTY G. DICKENS**
President
BellSouth-Tennessee, Nashville, Tennessee
Member of the nominating and governance committee

**KATHLEEN MASON**
President and Chief Executive Officer
Tuesday Morning Inc., Dallas, Texas
Member of the compensation and audit committees

**HAL N. PENNINGTON**
President and Chief Executive Officer
Genesco Inc.

**LINDA H. POTTER**
Senior Financial Officer and Senior Vice President
SunTrust Bank, Atlanta, Georgia
Member of the audit and finance committees

**WILLIAM A. WILLIAMSON, JR.**
Cordova Ventures, Montgomery, Alabama
Member of the audit and finance committees

**WILLIAM S. WIRE II**
Retired Chairman
Genesco Inc., Nashville, Tennessee
Chairman of the finance committee

## CORPORATE OFFICERS

**BEN T. HARRIS**
Chairman
36 years with Genesco

**HAL N. PENNINGTON**
President and Chief Executive Officer
42 years with Genesco

**JAMES S. GULMI**
Senior Vice President – Finance and Chief Financial Officer
32 years with Genesco

**JAMES C. ESTEPA**
Senior Vice President – Genesco Retail
19 years with Genesco

**JONATHAN D. CAPLAN**
Senior Vice President – Genesco Branded
11 years with Genesco

**JOHN W. CLINARD**
Vice President – Administration and Human Resources
32 years with Genesco

**ROGER G. SISSON**
Vice President – Secretary and General Counsel
10 years with Genesco

**MIMI E. VAUGHN**
Vice President – Strategy and Business Development
1 year with Genesco

**MATTHEW N. JOHNSON**
Treasurer
11 years with Genesco

**PAUL D. WILLIAMS**
Chief Accounting Officer
27 years with Genesco

# genesco retail stores

BY STATE AS OF 1/31/2004

## ALABAMA
AUBURN - JOURNEYS
BIRMINGHAM - UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS
DOTHAN - JOURNEYS
FAIRFIELD - UNDERGROUND STATION
FLORENCE - JOURNEYS
FOLEY - JOHNSTON & MURPHY
HOMEWOOD - JOURNEYS
HOOVER - JARMAN, JOURNEYS
HUNTSVILLE - JARMAN, JOURNEYS (2)
MOBILE - UNDERGROUND STATION, JOURNEYS
MONTGOMERY - JARMAN, UNDERGROUND STATION, JOURNEYS
OXFORD - UNDERGROUND STATION
TUSCALOOSA - JOURNEYS

## ALASKA
ANCHORAGE - JOURNEYS (2)
FAIRBANKS - JOURNEYS

## ARIZONA
CHANDLER - JOURNEYS KIDZ, JOURNEYS
FLAGSTAFF - JOURNEYS
GLENDALE - JOURNEYS
MESA - UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS (2)
PHOENIX - JARMAN, UNDERGROUND STATION (2), JOHNSTON & MURPHY, JOURNEYS (4)
PRESCOTT - JOURNEYS
SCOTTSDALE - JOHNSTON & MURPHY, JOURNEYS KIDZ, JOURNEYS
TEMPE - JOURNEYS KIDZ, JOURNEYS
TUCSON - JARMAN, JOURNEYS KIDZ, JOURNEYS (3)

## ARKANSAS
FAYETTEVILLE - JOURNEYS
FT. SMITH - JOURNEYS
HOT SPRINGS - JOURNEYS
JONESBORO - JOURNEYS
NORTH LITTLE ROCK - UNDERGROUND STATION, JOURNEYS
PINE BLUFF - JOURNEYS

## CALIFORNIA
ARCADIA - JOURNEYS
BAKERSFIELD - JOURNEYS
BREA - JOURNEYS
CABAZON - JOHNSTON & MURPHY
CANOGA PARK - JOURNEYS
CAPITOLA - JOURNEYS
CARLSBAD - JARMAN, JOHNSTON & MURPHY, JOURNEYS
CERRITOS - JARMAN, JOURNEYS
CHICO - JOURNEYS
CITRUS HEIGHTS - JARMAN, JOURNEYS
CITY OF INDUSTRY - JOURNEYS
CONCORD - JOURNEYS
COSTA MESA - JOHNSTON & MURPHY, JOURNEYS
DOWNEY - JOURNEYS
EL CAJON - JARMAN, JOURNEYS
ESCONDIDO - JARMAN, JOURNEYS
EUREKA - JOURNEYS
FAIRFIELD - UNDERGROUND STATION, JOURNEYS
FRESNO - JARMAN
GLENDALE - JOHNSTON & MURPHY
LAGUNA HILLS - JARMAN
LAKEWOOD - UNDERGROUND STATION, JOURNEYS
LOS ANGELES - JOHNSTON & MURPHY, JOURNEYS
MILPITAS - JOURNEYS
MODESTO - JARMAN, JOURNEYS KIDZ, JOURNEYS
MONTCLAIR - UNDERGROUND STATION, JOURNEYS
MONTEBELLO - JARMAN, JOURNEYS
MORENO VALLEY - JOURNEYS
NAPA - JOHNSTON & MURPHY
NATIONAL CITY - UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS
NEWARK - JOURNEYS
NORTHRIDGE - UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS
ONTARIO - JOURNEYS KIDZ, JOURNEYS
PALM DESERT - JOHNSTON & MURPHY, JOURNEYS
PALMDALE - JOURNEYS
PALO ALTO - JOHNSTON & MURPHY
PISMO BEACH - JOURNEYS
PLEASANTON - JARMAN, JOURNEYS
REDDING - JOURNEYS
REDONDO BEACH - JOURNEYS
RICHMOND - UNDERGROUND STATION
RIVERSIDE - JOURNEYS
ROSEVILLE - JOURNEYS
SACRAMENTO - JARMAN, JOURNEYS
SALINAS - JOURNEYS
SAN BERNARDINO - JOURNEYS
SAN DIEGO - JOHNSTON & MURPHY, JOURNEYS (3)
SAN FRANCISCO - JOHNSTON & MURPHY
SAN JOSE - JOURNEYS KIDZ, JOURNEYS
SAN MATEO - JOURNEYS
SAN RAFAEL - JOURNEYS
SANTA ANA - JOURNEYS
SANTA CLARA - JOURNEYS KIDZ, JOURNEYS, JOHNSTON & MURPHY
SANTA ROSA - JOURNEYS
SHERMAN OAKS - JOURNEYS
STOCKTON - JOURNEYS
TEMECULA - JOURNEYS
THOUSAND OAKS - JOURNEYS
TORRANCE - JARMAN, JOHNSTON & MURPHY
TRACY - JOURNEYS
VALENCIA - JOURNEYS
VENTURA - JOURNEYS
VISALIA - JOURNEYS
WALNUT CREEK - JOHNSTON & MURPHY
WEST COVINA - UNDERGROUND STATION, JOURNEYS
WESTMINSTER - JOURNEYS
YUBA CITY - JOURNEYS

## COLORADO
AURORA - UNDERGROUND STATION
BROOMFIELD - JOHNSTON & MURPHY, JOURNEYS
CASTLE ROCK - JOHNSTON & MURPHY
COLORADO SPRINGS - UNDERGROUND STATION, JOURNEYS
DENVER - JOHNSTON & MURPHY, JOURNEYS
FORT COLLINS - JOURNEYS
GRAND JUNCTION - JOURNEYS
GREELEY - JOURNEYS
LAKEWOOD - JOURNEYS
LITTLETON - JOURNEYS (2)
WESTMINSTER - UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS

## CONNECTICUT
DANBURY - JOURNEYS
FARMINGTON - JOHNSTON & MURPHY
MANCHESTER - JOURNEYS
MERIDEN - JOURNEYS
MILFORD - JOURNEYS
STAMFORD - JOHNSTON & MURPHY
TRUMBULL - UNDERGROUND STATION, JOURNEYS
WATERBURY - JARMAN, JOURNEYS
WATERFORD - JOURNEYS
WESTPORT - JOHNSTON & MURPHY

## DELAWARE
DOVER - JOURNEYS
NEWARK - JOHNSTON & MURPHY

## DISTRICT OF COLUMBIA
WASHINGTON - UNDERGROUND STATION, JOHNSTON & MURPHY

## FLORIDA
ALTAMONTE SPRINGS - JARMAN, JOURNEYS
AVENTURA - JOHNSTON & MURPHY, JOURNEYS
BOCA RATON - JOHNSTON & MURPHY, JOURNEYS
BOYNTON BEACH - UNDERGROUND STATION, JOURNEYS
BRADENTON - JOURNEYS
BRANDON - JOURNEYS
CLEARWATER - JOURNEYS
CORAL SPRINGS - UNDERGROUND STATION, JOURNEYS
DAYTONA BEACH - JOURNEYS
DESTIN - JOHNSTON & MURPHY
ELLENTON - JOHNSTON & MURPHY, JOURNEYS
ESTERO - JOHNSTON & MURPHY
FT. LAUDERDALE - JOHNSTON & MURPHY
FT. MYERS - UNDERGROUND STATION, JOURNEYS
GAINESVILLE - UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS
JACKSONVILLE - JARMAN, UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS (2)
JENSEN BEACH - JARMAN, JOURNEYS
LAKELAND - JOURNEYS
MARY ESTHER - JOURNEYS
MELBOURNE - JOURNEYS
MERRITT ISLAND - JOURNEYS
MIAMI - JARMAN, UNDERGROUND STATION (2), JOURNEYS (3)
NAPLES - JOURNEYS
OCOEE - JARMAN, JOURNEYS
ORLANDO - UNDERGROUND STATION (2), JOHNSTON & MURPHY (2), JOURNEYS KIDZ, JOURNEYS (4)
OVIEDO - JOURNEYS
PALM BEACH GARDEN - JOHNSTON & MURPHY
PANAMA CITY - JOURNEYS
PEMBROKE PINES - JOURNEYS
PENSACOLA - JARMAN, UNDERGROUND STATION (2), JOURNEYS
PLANTATION - JOURNEYS
PORT CHARLOTTE - JOURNEYS
PORT RICHEY - JOURNEYS
SANFORD - JOURNEYS
SARASOTA - JOURNEYS
ST. PETERSBURG - JOURNEYS
SUNRISE - UNDERGROUND STATION, JOHNSTON & MURPHY
TALLAHASSEE - UNDERGROUND STATION, JOURNEYS (2)
TAMPA - JARMAN, UNDERGROUND STATION, JOHNSTON & MURPHY (3), JOURNEYS (3)
VERO BEACH - JOURNEYS
WELLINGTON - JOHNSTON & MURPHY, JOURNEYS
WEST PALM BEACH - JARMAN, JOURNEYS

## GEORGIA
ALBANY - JOURNEYS
ALPHARETTA - JOURNEYS
ATHENS - JOURNEYS
ATLANTA - JARMAN (3), JOHNSTON & MURPHY (3), JOURNEYS (3)
AUGUSTA - JARMAN, UNDERGROUND STATION, JOURNEYS
BUFORD - JOURNEYS
CENTERVILLE - JOURNEYS
COLUMBUS - UNDERGROUND STATION, JOURNEYS
DALTON - JOURNEYS
DARIEN - JOHNSTON & MURPHY
DAWSONVILLE - JOHNSTON & MURPHY
DECATUR - JARMAN
DOUGLASVILLE - JARMAN, JOURNEYS
DULUTH - JARMAN, JOHNSTON & MURPHY, JOURNEYS
KENNESAW - JARMAN, JOURNEYS
LAWRENCEVILLE - UNDERGROUND STATION, JOURNEYS
LITHONIA - UNDERGROUND STATION, JOURNEYS
MACON - JARMAN, JOURNEYS
MORROW - JARMAN, UNDERGROUND STATION
SAVANNAH - UNDERGROUND STATION (2), JOURNEYS
UNION CITY - UNDERGROUND STATION
VALDOSTA - JOURNEYS

## IDAHO
BOISE - JOURNEYS
IDAHO FALLS - JOURNEYS
TWIN FALLS - JOURNEYS

## ILLINOIS
AURORA - UNDERGROUND STATION, JOURNEYS
BLOOMINGDALE - JARMAN, JOURNEYS
BLOOMINGTON - JOURNEYS
CALUMET CITY - UNDERGROUND STATION
CARBONDALE - JOURNEYS
CHAMPAIGN - JOURNEYS
CHICAGO - JARMAN, UNDERGROUND STATION, JOHNSTON & MURPHY
CHICAGO RIDGE - UNDERGROUND STATION, JOURNEYS
EVERGREEN PARK - UNDERGROUND STATION
FAIRVIEW HEIGHTS - JOURNEYS
FORSYTH - JOURNEYS
GURNEE - UNDERGROUND STATION, JOURNEYS
JOLIET - UNDERGROUND STATION
LINCOLNWOOD - UNDERGROUND STATION
LOMBARD - JOURNEYS
MOLINE - JOURNEYS
NORRIDGE - JARMAN, UNDERGROUND STATION
NORTH RIVERSIDE - UNDERGROUND STATION, JOURNEYS
NORTHBROOK - JOHNSTON & MURPHY
OAKBROOK - JOHNSTON & MURPHY
ORLAND PARK - JOURNEYS
PEORIA - JOURNEYS
ROCKFORD - JOURNEYS
SCHAUMBURG - JOHNSTON & MURPHY, JOURNEYS KIDZ, JOURNEYS
SPRINGFIELD - JOURNEYS
ST. CHARLES - JOURNEYS
VERNON HILLS - JOURNEYS
WEST DUNDEE - JOURNEYS

## INDIANA
BLOOMINGTON - JOURNEYS
EVANSVILLE - JOURNEYS
FT. WAYNE - JOURNEYS
GREENWOOD - JOURNEYS
INDIANAPOLIS - UNDERGROUND STATION, JOHNSTON & MURPHY (2), JOURNEYS
KOKOMO - JOURNEYS
LAFAYETTE - JOURNEYS
MERRILLVILLE - JARMAN, JOURNEYS
MISHAWAKA - JOURNEYS
MUNCIE - JOURNEYS
RICHMOND - JOURNEYS
TERRE HAUTE - JOURNEYS

## IOWA
AMES - JOURNEYS
CEDAR RAPIDS - JOURNEYS
CORALVILLE - JOURNEYS
COUNCIL BLUFFS - JOURNEYS
DAVENPORT - JOURNEYS
DES MOINES - JOURNEYS (2)
DUBUQUE - JOURNEYS
SIOUX CITY - JOURNEYS
WATERLOO - JOURNEYS
WEST DES MOINES - JOURNEYS

## KANSAS
MANHATTAN - JOURNEYS
OLATHE - JOURNEYS
OVERLAND PARK - JOHNSTON & MURPHY, JOURNEYS
SALINA - JOURNEYS
TOPEKA - JOURNEYS
WICHITA - JARMAN (2), JOURNEYS (2)

## KENTUCKY
ASHLAND - JOURNEYS
BOWLING GREEN - JOURNEYS
FLORENCE - JOURNEYS
HEBRON - JOHNSTON & MURPHY
LEXINGTON - JOURNEYS
LOUISVILLE - UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS
NEWPORT - JOURNEYS
OWENSBORO - JOURNEYS
PADUCAH - JOURNEYS

## LOUISIANA
ALEXANDRIA - UNDERGROUND STATION
BATON ROUGE - JARMAN, UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS KIDZ, JOURNEYS (2)
BOSSIER CITY - JARMAN, UNDERGROUND STATION
GRETNA - UNDERGROUND STATION, JOURNEYS
HOUMA - JOURNEYS
KENNER - JARMAN, JOURNEYS
LAFAYETTE - JOURNEYS
LAKE CHARLES - UNDERGROUND STATION, JOURNEYS
METAIRIE - JOHNSTON & MURPHY
MONROE - UNDERGROUND STATION, JOURNEYS
NEW ORLEANS - JARMAN, JOHNSTON & MURPHY
SLIDELL - JOURNEYS

## MAINE
BANGOR - JOURNEYS
SOUTH PORTLAND - JOURNEYS

## MARYLAND
ANNAPOLIS - UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS
BALTIMORE - JARMAN, UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS
BEL AIR - JOURNEYS
BETHESDA - UNDERGROUND STATION
BOWIE - UNDERGROUND STATION
COLUMBIA - JARMAN, JOHNSTON & MURPHY, JOURNEYS
FREDERICK - JOURNEYS
GAITHERSBURG - UNDERGROUND STATION, JOURNEYS
GLEN BURNIE - JOURNEYS
HAGERSTOWN - JOHNSTON & MURPHY, JOURNEYS
HANOVER - JARMAN, JOURNEYS
HYATTSVILLE - UNDERGROUND STATION
KENSINGTON - JOHNSTON & MURPHY
OWINGS MILLS - UNDERGROUND STATION
SALISBURY - JOURNEYS
TOWSON - JOURNEYS
WALDORF - UNDERGROUND STATION
WHEATON - UNDERGROUND STATION

## MASSACHUSETTS
AUBURN - JOURNEYS
BOSTON - JOHNSTON & MURPHY (2)
BRAINTREE - JOHNSTON & MURPHY, JOURNEYS
BURLINGTON - JOHNSTON & MURPHY, JOURNEYS
CAMBRIDGE - JOURNEYS
CHESTNUT HILL - JOHNSTON & MURPHY
DARTMOUTH - JOURNEYS
HANOVER - JOURNEYS
HOLYOKE - UNDERGROUND STATION, JOURNEYS
HYANNIS - JOURNEYS
LEE - JOHNSTON & MURPHY
MARLBORO - JOURNEYS
NATICK - JOURNEYS
NORTH ATTLEBORO - UNDERGROUND STATION, JOURNEYS
PEABODY - JOURNEYS
SAUGUS - JOURNEYS
SPRINGFIELD - JOURNEYS
TAUNTON - JOURNEYS
WRENTHAM - JOHNSTON & MURPHY

## MICHIGAN
ANN ARBOR - JOHNSTON & MURPHY, JOURNEYS
AUBURN HILLS - UNDERGROUND STATION, JOURNEYS
BATTLE CREEK - JOURNEYS
DEARBORN - UNDERGROUND STATION, JOHNSTON & MURPHY
FLINT - JOURNEYS
FORT GRATIOT - JOURNEYS
GRAND RAPIDS - JOHNSTON & MURPHY
GRANDVILLE - JOURNEYS
HARPER WOODS - JARMAN, UNDERGROUND STATION
HOWELL - JOURNEYS
LANSING - JOHNSTON & MURPHY, JOURNEYS
LIVONIA - UNDERGROUND STATION, JOHNSTON & MURPHY
MUSKEGON - JOURNEYS
NOVI - JOHNSTON & MURPHY, JOURNEYS
OKEMOS - JOURNEYS
PORTAGE - JOURNEYS
ROSEVILLE - UNDERGROUND STATION
SAGINAW - JOURNEYS
SOUTHFIELD - UNDERGROUND STATION
STERLING HEIGHTS - JOHNSTON & MURPHY, JOURNEYS
TAYLOR - JARMAN, JOURNEYS
TROY - UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS
WESTLAND - JOURNEYS

# genesco retail stores

BY STATE AS OF 1/31/2004

### MINNESOTA
BLAINE – JOURNEYS
BLOOMINGTON – JARMAN, UNDERGROUND STATION, JOHNSTON & MURPHY, JOURNEYS
BROOKLYN CENTER – JOURNEYS
BURNSVILLE – JARMAN, JOURNEYS
DULUTH – JOURNEYS
EDEN PRAIRIE – JOURNEYS
EDINA – JOHNSTON & MURPHY, JOURNEYS
MANKATO – JOURNEYS
MAPLEWOOD – JOURNEYS
MINNETONKA – JOURNEYS
ROCHESTER – JOURNEYS
ROSEVILLE – JOURNEYS
ST. CLOUD – JOURNEYS
ST. PAUL – JARMAN, JOHNSTON & MURPHY

### MISSISSIPPI
BILOXI – UNDERGROUND STATION, JOURNEYS
GREENVILLE – JOURNEYS
HATTIESBURG – JOURNEYS
JACKSON – UNDERGROUND STATION
RIDGELAND – JOURNEYS
TUPELO – UNDERGROUND STATION

### MISSOURI
CAPE GIRARDEAU – JOURNEYS
CHESTERFIELD – JOHNSTON & MURPHY, JOURNEYS
COLUMBIA – JOURNEYS
DES PERES – JOURNEYS
FLORISSANT – UNDERGROUND STATION
HAZELWOOD – JOURNEYS
INDEPENDENCE – JOURNEYS
JOPLIN – JOURNEYS
KANSAS CITY – JOHNSTON & MURPHY
OSAGE BEACH – JOHNSTON & MURPHY
SPRINGFIELD – JARMAN, JOURNEYS
ST. ANN – UNDERGROUND STATION, JOURNEYS
ST. JOSEPH – JOURNEYS
ST. LOUIS – UNDERGROUND STATION, JOHNSTON & MURPHY (2), JOURNEYS KIDZ, JOURNEYS (2)
ST. PETERS – JOURNEYS

### NEBRASKA
LINCOLN – JOURNEYS (2)
OMAHA – JOURNEYS (2)

### NEVADA
HENDERSON – JOURNEYS KIDZ, JOURNEYS
LAS VEGAS – UNDERGROUND STATION, JOHNSTON & MURPHY (2), JOURNEYS (4)
PRIMM – JOHNSTON & MURPHY
RENO – JOURNEYS

### NEW HAMPSHIRE
CONCORD – JOURNEYS
MANCHESTER – JOURNEYS
NASHUA – JOURNEYS
NEWINGTON – JOURNEYS
SALEM – JOURNEYS

### NEW JERSEY
BRIDGEWATER – JOHNSTON & MURPHY
BURLINGTON – UNDERGROUND STATION
CHERRY HILL – JOHNSTON & MURPHY, JOURNEYS
DEPTFORD – JOURNEYS
EAST BRUNSWICK – JOURNEYS
EATONTOWN – UNDERGROUND STATION, JOURNEYS
ELIZABETH – JOURNEYS
FREEHOLD – JOURNEYS
JERSEY CITY – UNDERGROUND STATION, JOURNEYS
LAWRENCEVILLE – UNDERGROUND STATION, JOURNEYS
MAYS LANDING – UNDERGROUND STATION, JOURNEYS
MOORESTOWN – JOURNEYS
NEWARK – JOHNSTON & MURPHY
PARAMUS – UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS
ROCKAWAY TOWNSHIP – JOURNEYS
SHORT HILLS – JOHNSTON & MURPHY
TOMS RIVER – JOURNEYS
VINELAND – UNDERGROUND STATION
WAYNE – JARMAN
WOODBRIDGE – JOURNEYS

### NORTH CAROLINA
ASHEVILLE – JARMAN, JOURNEYS
CARY – JOURNEYS
CHARLOTTE – JOHNSTON & MURPHY (2), JOURNEYS, UNDERGROUND STATION
CONCORD – JOURNEYS, UNDERGROUND STATION
DURHAM – UNDERGROUND STATION, JOURNEYS
FAYETTEVILLE – JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
GASTONIA – JOURNEYS
GREENSBORO – JARMAN, JOHNSTON & MURPHY, JOURNEYS
GREENVILLE – UNDERGROUND STATION
HICKORY – JOURNEYS
JACKSONVILLE – JOURNEYS, UNDERGROUND STATION
PINEVILLE – JARMAN, JOURNEYS
RALEIGH – JOHNSTON & MURPHY, JOURNEYS
ROCKY MOUNT – UNDERGROUND STATION
WILMINGTON – UNDERGROUND STATION, JOURNEYS
WINSTON-SALEM – JOURNEYS, UNDERGROUND STATION

### NORTH DAKOTA
BISMARCK – JOURNEYS
FARGO – JOURNEYS
GRAND FORKS – JOURNEYS
MINOT – JOURNEYS

### NEW MEXICO
ALBUQUERQUE – JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
CLOVIS – JOURNEYS
FARMINGTON – JOURNEYS
LAS CRUCES – JOURNEYS
SANTA FE – JOHNSTON & MURPHY, JOURNEYS

### NEW YORK
ALBANY – JOURNEYS, UNDERGROUND STATION
AMHERST – JARMAN, JOURNEYS
BAY SHORE – JOURNEYS
BROOKLYN – UNDERGROUND STATION
BUFFALO – JARMAN, JOURNEYS, UNDERGROUND STATION
CENTRAL VALLEY – JOHNSTON & MURPHY
CLAY – JOURNEYS
DEWITT – JOURNEYS
GARDEN CITY – JARMAN, JOHNSTON & MURPHY, JOURNEYS
GREECE – JOURNEYS
HORSEHEADS – JOURNEYS
HUNTINGTON STATION – JOHNSTON & MURPHY
LAKE GROVE – JOURNEYS
LAKEWOOD – JOURNEYS
MASSAPEQUA – JOURNEYS
MIDDLETON – JOURNEYS
NEW YORK – JOHNSTON & MURPHY (2)
NIAGARA FALLS – JOHNSTON & MURPHY
POUGHKEEPSIE – JOURNEYS
RIVERHEAD – JOHNSTON & MURPHY, JOURNEYS
ROCHESTER – JOURNEYS, UNDERGROUND STATION
SARATOGA SPRINGS – JOURNEYS
STATEN ISLAND – JARMAN, JOURNEYS
SYRACUSE – JOURNEYS
VALLEY STREAM – UNDERGROUND STATION
VICTOR – JOURNEYS, JOHNSTON & MURPHY
WEST NYACK – JOURNEYS, UNDERGROUND STATION
WHITE PLAINS – JOHNSTON & MURPHY, JOURNEYS, UNDERGROUND STATION
YORKTOWN HEIGHTS – JOURNEYS

### OHIO
AKRON – JOURNEYS (2)
BEACHWOOD – JOHNSON & MURPHY
BEAVER CREEK – JOURNEYS
CANTON – JOURNEYS
CINCINNATI – JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION
CLEVELAND – JOHNSTON & MURPHY
COLUMBUS – JOHNSTON & MURPHY, JOURNEYS, UNDERGROUND STATION (2)
DAYTON – JOURNEYS
DUBLIN – JOHNSTON & MURPHY, JOURNEYS
ELYRIA – JOURNEYS
FINDLAY – JOURNEYS
HEATH – JOURNEYS
JEFFERSONVILLE – JOHNSTON & MURPHY, JOURNEYS
LANCASTER – JOURNEYS
LIMA – JOURNEYS
MENTOR – JOURNEYS
NILE – JOURNEYS
NORTH OLMSTEAD – JOURNEYS
PARMA – JOURNEYS
SANDUSKY – JOURNEYS
STRONGSVILLE – JOHNSTON & MURPHY, JOURNEYS
TOLEDO – JARMAN
YOUNGSTOWN – JOURNEYS

### OKLAHOMA
BARTLESVILLE – JOURNEYS
LAWTON – JOURNEYS
NORMAN – JOURNEYS
OKLAHOMA CITY – JARMAN, JOURNEYS (3)
SHAWNEE – JOURNEYS
TULSA – JARMAN, JOURNEYS (3), JOURNEYS KIDZ

### OREGON
EUGENE – JOURNEYS
MEDFORD – JOURNEYS
PORTLAND – JOHNSON & MURPHY, JOURNEYS (2)
SALEM – JOURNEYS

### PENNSYLVANIA
ALTOONA – JOURNEYS
BENSALEM – JOURNEYS
CAMP HILL – JOURNEYS
DICKSON CITY – JOURNEYS
ERIE – JOURNEYS
EXTON – JOURNEYS
GREENSBURG – JOURNEYS
GROVE CITY – JOHNSTON & MURPHY, JOURNEYS
HOMESTEAD – JOURNEYS
KING OF PRUSSIA – JARMAN, JOHNSTON & MURPHY, JOURNEYS
LANCASTER – JOHNSTON & MURPHY, JOURNEYS (2)
LANGHORNE – JOURNEYS
MEDIA – JOURNEYS
MONACA – JOURNEYS
MONROEVILLE – JOHNSTON & MURPHY, JOURNEYS
NORTH WALES – JOURNEYS
PHILADELPHIA – UNDERGROUND STATION (2), JOHNSTON & MURPHY
PITTSBURGH – JOHNSTON & MURPHY (2), JOURNEYS
PLYMOUTH MEETING – JOURNEYS
SCRANTON – JOURNEYS
STATE COLLEGE – JOURNEYS
STROUDSBURG – JOURNEYS
TANNERSVILLE – JOHNSTON & MURPHY
WEST MIFFLIN – JOURNEYS
YORK – JOURNEYS

### PUERTO RICO
BARCELONETA – JOURNEYS
BAYAMON – JOURNEYS (2)
CAGUAS – JOURNEYS (2)
CANOVANAS – JOURNEYS
CAROLINA – JOURNEYS
GUAYAMA – JOURNEYS
HATILLO – JOURNEYS
HATO REY – JOURNEYS
HUMACAO – JOURNEYS
MAYAGUEZ – JOURNEYS (2)
PONCE – JOURNEYS
SIERRA BAYAMON – JOURNEYS
VEGA ALTA – JOURNEYS

### RHODE ISLAND
PROVIDENCE – JOHNSTON & MURPHY, JOURNEYS

### SOUTH CAROLINA
ANDERSON – JOURNEYS
BLUFFTON – JOHNSTON & MURPHY
CHARLESTON – JOURNEYS
COLUMBIA – UNDERGROUND STATION, JOURNEYS (2)
FLORENCE – JOURNEYS
GREENVILLE – JARMAN, JOHNSTON & MURPHY, JOURNEYS
MYRTLE BEACH – JOHNSTON & MURPHY, JOURNEYS
N. CHARLESTON – UNDERGROUND STATION, JOURNEYS
SPARTANBURG – UNDERGROUND STATION, JOURNEYS

### SOUTH DAKOTA
SIOUX FALLS – JOURNEYS

### TENNESSEE
ANTIOCH – UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS
CHATTANOOGA – JARMAN, JOHNSTON & MURPHY, JOURNEYS
CLARKSVILLE – JOURNEYS
FRANKLIN – JOURNEYS KIDZ, JOURNEYS
GOODLETTSVILLE – UNDERGROUND STATION, JOURNEYS
JACKSON – JARMAN, JOURNEYS
JOHNSON CITY – JOURNEYS
KNOXVILLE – JOURNEYS
MEMPHIS – JARMAN, JOHNSTON & MURPHY, JOURNEYS (2)
MORRISTOWN – JOURNEYS
MURFREESBORO – JOURNEYS
NASHVILLE – JARMAN, JOHNSTON & MURPHY (2), JOURNEYS
SEVIERVILLE – JOHNSTON & MURPHY, JOURNEYS

### TEXAS
ABILENE – JOURNEYS
AMARILLO – JOURNEYS KIDZ, JOURNEYS
ARLINGTON – JOURNEYS KIDZ, JOURNEYS
AUSTIN – JARMAN (2), JOHNSTON & MURPHY, JOURNEYS (2)
BAYTOWN – JOURNEYS
BEAUMONT – JOURNEYS KIDZ, JOURNEYS
BROWNSVILLE – JARMAN, JOURNEYS
CEDAR PARK – JARMAN, JOURNEYS
COLLEGE STATION – JOURNEYS
CORPUS CHRISTI – JARMAN, JOURNEYS
DALLAS – UNDERGROUND STATION (2), JOHNSTON & MURPHY (2), JOURNEYS
DENTON – JOURNEYS
EL PASO – JARMAN, JOURNEYS KIDZ, JOURNEYS (3)
FORT WORTH – JARMAN (2), JOURNEYS (2)
FRIENDSWOOD – JARMAN, JOURNEYS KIDZ, JOURNEYS
FRISCO – JARMAN, JOURNEYS KIDZ, JOURNEYS
GRAPEVINE – JOURNEYS
HARLINGEN – JOURNEYS
HOUSTON – UNDERGROUND STATION (4), JOHNSTON & MURPHY (2), JOURNEYS KIDZ (2), JOURNEYS (8)
HUMBLE – JOURNEYS
HURST – JOURNEYS
IRVING – UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS
KATY – JOURNEYS
KILLEEN – JOURNEYS
LAKE JACKSON – JOURNEYS
LAREDO – JOURNEYS KIDZ, JOURNEYS
LEWISVILLE – JARMAN, JOURNEYS
LONGVIEW – JOURNEYS
LUBBOCK – JARMAN, JOURNEYS
LUFKIN – JOURNEYS
MCALLEN – JARMAN, JOURNEYS KIDZ, JOURNEYS
MESQUITE – UNDERGROUND STATION, JOURNEYS KIDZ, JOURNEYS
MIDLAND – JOURNEYS
ODESSA – JOURNEYS
PASADENA – JOURNEYS
PLANO – JARMAN, JOHNSTON & MURPHY (2), JOURNEYS
PORT ARTHUR – JOURNEYS
RICHARDSON – UNDERGROUND STATION
SAN ANGELO – JOURNEYS
SAN ANTONIO – JARMAN (3), JOHNSTON & MURPHY, JOURNEYS KIDZ, JOURNEYS (6)
SAN MARCOS – JOHNSTON & MURPHY, JOURNEYS
SHERMAN – JOURNEYS
SUGAR LAND – JOURNEYS
TEMPLE – JOURNEYS
TEXARKANA – JOURNEYS
THE WOODLANDS – JARMAN, JOURNEYS
TYLER – JARMAN, JOURNEYS
VICTORIA – JOURNEYS
WACO – JOURNEYS
WICHITA FALLS – JOURNEYS

### UTAH
LAYTON – JOURNEYS
LOGAN – JOURNEYS
MURRAY – JOURNEYS KIDZ, JOURNEYS
OGDEN – JOURNEYS
OREM – JOURNEYS KIDZ, JOURNEYS
PARK CITY – JOHNSTON & MURPHY
PROVO – JOURNEYS
SALT LAKE CITY – JARMAN, JOURNEYS
SANDY – JOURNEYS
ST. GEORGE – JOURNEYS
W. VALLEY CITY – JARMAN, JOURNEYS

### VERMONT
BURLINGTON – JOURNEYS
MANCHESTER CENTER – JOHNSTON & MURPHY

### VIRGIN ISLANDS
ST. THOMAS – JOURNEYS

### VIRGINIA
ARLINGTON – UNDERGROUND STATION, JOHNSTON & MURPHY
CHARLOTTESVILLE – JOURNEYS
CHESAPEAKE – JOURNEYS (2)
COLONIAL HEIGHTS – UNDERGROUND STATION
DANVILLE – JOURNEYS
DULLES – JARMAN, JOURNEYS
FAIRFAX – JOHNSTON & MURPHY
GLEN ALLEN – JOURNEYS
HAMPTON – JARMAN, JOURNEYS
HARRISONBURG – JOURNEYS
LYNCHBURG – UNDERGROUND STATION, JOURNEYS
MCLEAN – JARMAN, JOHNSTON & MURPHY
NEWPORT NEWS – UNDERGROUND STATION, JOURNEYS
NORFOLK – UNDERGROUND STATION (2), JOHNSTON & MURPHY
RICHMOND – JOHNSTON & MURPHY, JOURNEYS (2)
ROANOKE – JOURNEYS
SPRINGFIELD – JOURNEYS
VIRGINIA BEACH – JOURNEYS
WINCHESTER – JOURNEYS
WOODBRIDGE – JOURNEYS

### WASHINGTON
AUBURN – JOURNEYS
BELLEVUE – JOHNSTON & MURPHY
BELLINGHAM – JOURNEYS
BURLINGTON – JOURNEYS
EVERETT – JOURNEYS
KENNEWICK – JOURNEYS
LYNNWOOD – JOURNEYS
OLYMPIA – JOURNEYS
PUYALLUP – JOURNEYS
SEATTLE – JOURNEYS (2)
SILVERDALE – JOURNEYS
SPOKANE – JOURNEYS (2)
TACOMA – JOURNEYS
UNION GAP – JOURNEYS
VANCOUVER – JOURNEYS

### WEST VIRGINIA
BARBOURSVILLE – JOURNEYS
CHARLESTON – JOURNEYS
MORGANTOWN – JOURNEYS

### WISCONSIN
APPLETON – JOURNEYS
EAU CLAIRE – JOURNEYS
GREEN BAY – JOURNEYS
GREENDALE – JOURNEYS
LA CROSSE – JOURNEYS
MADISON – JOURNEYS
MILWAUKEE – UNDERGROUND STATION
RACINE – JOURNEYS
WAUSAU – JOURNEYS
WAUWATOSA – JOURNEYS

### WYOMING
CHEYENNE – JOURNEYS


CKERS
round
GEN

GENESCO

GENESCO INC. • GENESCO PARK • P.O. BOX 731 • NASHVILLE, TENNESSEE 37202-0731 • 615-367-7000 • WWW.GENESCO.COM